                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-SB

                General Form for Registration of Securities of
                            Small Business Issuers
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                  AMDL, Inc.
                (Name of Small Business Issuer in its charter)


          Delaware                                              87-0188822
          --------                                              ----------
                                                              (I.R.S. Employer
     (State or other jurisdiction of                        Identification No.)
     incorporation or organization)


          2492 Walnut Avenue
               Suite 100
          Tustin, California                                     92780-6953
          ------------------                                     ----------
(Address of principal executive offices)                         (Zip Code)


         Issuer's telephone number, including area code  714-505-4460
                                                         ------------

Securities to be registered under Section 12(b) of the Act:

          Title of each class                   Name of each exchange on which
          to be so registered                   each class is to be registered


          None                                         N/A
          ----                                         ---

Securities to be registered pursuant to Section 12(g) of the Act:


                         Common Stock, $.001 par value
                         -----------------------------
                               (Title of class)

Part 1

Item 1.   Description of Business

Business Development
--------------------

     AMDL, Inc., (the "Company") was formed under the laws of the State of Delaware on July 10, 1987 to engage in the business of developing and offering for sale various immunodiagnostic kits for the detection of cancer and other types of diseases. Since inception, the Company has primarily been engaged in the commercial development of and the obtaining of various governmental regulatory approvals for the marketing of its proprietary diagnostic tumor-market test kit DR-70 to detect the presence of lung cancer. The Company has recently broadened its scope and product line by developing a selection of diagnostic test kits for allergy, autoimmune diseases, cancer, drugs of abuse, fertility, gastrointestinal disease, infectious disease, pregnancy and other immunoassays. The Company is still in the development stage and has not generated significant revenues from product sales. The Company requires substantial additional working capital for continuing research and development, clinical trials for obtaining regulatory approvals and for commercialization and marketing of its products.

     In January 1989, the officers and stockholders of the Company entered into a share exchange agreement (the "Agreement") with California Ventures, Inc. ("CVI") and its officers which provides for the combining of the two companies. CVI was a development stage enterprise located in Colorado that was formed in 1988 for the purpose of engaging in mergers with or acquiring a single or small number of private firms. Under the Agreement, the principal officers/stockholders of the Company exchanged all of their shares of common stock for shares of CVI common stock. Subsequently, the domicile of CVI was changed to Delaware and its name was changed to AMDL, Inc.

     In October 1998 after a meeting and vote of stockholders, the Company amended its Certificate of Incorporation to provide for a one for 20 reverse split of the outstanding shares of its $.001 par value common stock ("Common Stock"). In March 1999, a majority of the Company's stockholders instructed the Company to amend its Certificate of Incorporation to provide for a one for 10 reverse split of the outstanding shares of Common Stock. Unless indicated otherwise, all share amounts contained in this Registration Statement have been adjusted to provide for both the one for 20 reverse split and the one for 10 reverse split.

     During the period commencing on February 26, 1999 and ending June 30, 1999, the Company conducted a Regulation D, Rule 504 Offering ("Rule 504 Offering") of Common Stock. As part of the Rule 504 Offering, in February 1999 the Company sold 100,000 shares of Common Stock for aggregate cash consideration of $150,000 and on May 20, 1999 the Company sold 103,236 shares of Common Stock for cash and cancellation of indebtedness aggregating $70,200. On June 17, 1999, the Company sold 369,929 shares of Common Stock for cash and cancellation of indebtedness aggregating $251,550. Of this consideration, a total of $105,300 was received on June 25, 1999 and a total of $146,250 was received on or before September 24, 1999. Effective June 30, 1999, the Company contracted for and sold an additional 776,837 shares of Common Stock for aggregate cash consideration of $528,250 all of which was received on or prior to October 12, 1999. In connection with this Rule 504 offering, the Company also issued an aggregate of 132,653 shares of Common Stock as payment of finders' fees. The shares issued as finders' fees were issued pursuant to Rule 506 under the Securities Act of 1933, as amended (the "1933 Act").

     The total shares sold (exclusive of finder's fees) in the Rule 504 Offering represented approximately 82% of the then issued and outstanding shares of Common Stock as of June 30, 1999 without considering the dilutive effects of an aggregate of 1,127,151 options and warrants. No individual investor who participated in the Rule 504 Offering owns more than 10% of the currently issued and outstanding shares of Common Stock. The total number of purchasers in the Rule 504 Offering was 13 persons, all of whom represented they were accredited investors as that term is defined in Rule 501(a) under the 1933 Act.

     The Company's executive offices are located at 2492 Walnut Avenue, Suite 100, Tustin, California 92780, telephone number (714) 505-4460.


Business of the Issuer
----------------------

     Certain terms used herein are defined below in the section "Glossary."

Products

     In addition to the proprietary test kits described below, the Company's products include non-proprietary diagnostic test kits for allergy, autoimmune, cancer markers, clinical chemistry, drugs of abuse, fertility, gastrointestinal disease, serology, serum proteins, thyroid, urine chemistry and others that are sold on an OEM basis. Since its inception, the Company has, however, operated primarily as a research and development company, focusing its operations on the development of in vitro diagnostic testing kits for the detection of various diseases including different types of cancer and Helicobacter Pylori ("H. pylori"), a bacterium associated with gastric and peptic ulcers. The Company's proprietary test kits include the DR-70 for cancer detection and the PyloriProbe for the detection of H. pylori.

     DR-70. The DR-70 is the Company's proprietary diagnostic test kit which the Company believes is capable of detecting at least 13 different common cancers, including cancer of the lungs, breasts, stomach and liver. With just a small amount of blood serum drawn from a patient, the DR-70 uses a common microtiter format familiar to most laboratories in the diagnostic industry to test for the presence of tumors. Management believes that the DR-70 is capable of detecting different types of cancer with a degree of certainty and specificity superior to any other cancer marker now on the market. The Company has received marketing approval from Canada's Health Protection Branch, the Canadian equivalent of the U.S. Food and Drug Administration ("FDA"). DR-70 is not approved by the FDA for marketing and sale in the United States.

     In 1993, a clinical trial protocol for the DR-70 for lung cancer was approved by the Cross Cancer Institute in Edmonton, Alberta, Canada under the auspices of the Alberta Cancer Board. The objective of the clinical trial at the Cross Cancer Institute was to evaluate the sensitivity and specificity of the DR-70 lung cancer tumor-marker and to determine if the level of the tumor-marker correlates with the stage of lung cancer development. In the Cross Cancer Institute clinical trial, 237 patients with newly diagnosed lung cancer and 244 volunteers with no clinical evidence of disease were selected. The DR-70 tumor-marker was measured in blood serum samples collected from both cancer patients and the volunteers. The control group was composed of smokers and non-smokers. The results showed sensitivity of the lung cancer test was 66% and specificity was 92%. The Company believes these results, coupled with data reported in continued studies at the Cross Cancer Institute, demonstrate the value of the DR-70 lung cancer tumor-marker as a diagnostic test for detecting lung cancer. These tests also helped determine the usefulness of DR-70 for monitoring response to treatment and for predicting the recurrence of cancer.

     Recent expanded clinical studies of DR-70 were also conducted in Wuhan, China. The studies determined that the DR-70 immunoassay kit detected a number of different cancers with a high degree of specificity and sensitivity. In these tests, DR-70 was found to have an overall specificity of 95% and an overall sensitivity of 83.8%. Thirteen different types of cancer, including cancers of the lung, stomach, breast, colon, liver, uterus and pancreas were found in the screening process, indicating that DR-70 has significant usefulness as a cancer-screening tool.

     Pylori Probe. Management believes PyloriProbe has several advantages over competitors' test kits including color coded ready-to-use reagents, superior reproducibility, durable breakaway wells, elimination of the calibration curve requirement and significantly lower cost. In August 1998, the Company received clearance from the U.S. Food and Drug Administration ("FDA") to market in the United States its Pylori-Probe diagnostic kit.

     Pylori-Probe is the first and currently the only product manufactured by the Company to be cleared to market in the United States. Due to its lack of working capital, however, the Company has not been able to commence active marketing of this product.

     Onco Chek. Onco Chek is another of the Company's proprietary cancer tumor markers. Onco Chek is in pre-clinical trials. The Company has conducted preliminary studies at the University of California, Irvine Medical Center to investigate (i) the general ability of Onco Chek to detect various types of cancer including colon, ovarian, breast, larynx, lung and lymph, and (ii) to test interference by non-cancer diseases. The Company does not currently expend any resources on the further development of Onco Chek, but may do so in the future.

Current Operations

     For the past eleven months, the Company's operations have consisted primarily of the raising of working capital and, in connection therewith, the Company conducted the recently concluded Rule 504 Offering. The

Company now intends to focus its operations on the marketing of the DR-70 and the PyloriProbe initially in Canada, Taiwan, China and South America. As a result of its financial condition, the Company has been forced to suspend all operations relating to the development of new products and instead has focused its efforts on marketing its existing products in those jurisdictions in which the Company has obtained, or believes it can expeditiously obtain, regulatory approval. The Company has already obtained approval from the Canadian regulatory authorities to market the DR-70 in Canada. Accordingly, the Company intends to enter into agreements with distributors who will market the DR-70 throughout Canada's provinces. The Company has commenced marketing of the DR-70 in Taiwan and believes that it will be able to commence marketing of the DR-70 in Canada and China by the beginning of 2000.

     The Company currently produces only DR-70 and Pylori Probe and its OEM test kits at its Tustin, California facilities. While sales during the recent past have been primarily from OEM products of other manufacturers, during the next 12 months sales are expected to consist primarily of DR-70 and Pylori Probe.

     The Company recently entered into a non-binding Memorandum of Understanding with Union Medical & Pharmaceutical Group/Beijing Union Medical & Pharmaceutical General Corporation ("Union") to establish a joint venture to market, distribute and manufacture the Company's products in China. Pursuant to the Memorandum, Union has agreed to assist the Company in obtaining approval from the Chinese government to import, manufacture and sell the Company's products in China.
In an effort to obtain government approval, the board of directors of the Company recently authorized the payment of $50,000 to Union to cover the expenses they expect to incur in conducting clinical trials on the Company's products in China. Once government approval is obtained, the Company and Union intend to enter into a joint venture to promote, market and distribute the Company's proprietary and non-proprietary products throughout China.

     Ultimately, upon the successful introduction of the Company's products into the Chinese market, the Company and Union intend to set up facilities to import the Company's products in bulk and to license the manufacturing of the Company's products in China. The Memorandum, however, is not binding on either party and, accordingly, there can be no assurance that Union will perform any of the acts it has agreed to perform in the Memorandum nor will the Company have any recourse against Union should Union fail to so perform. Accordingly, there can be no assurance that the Company will be able to obtain the necessary governmental approvals to import, manufacture and sell the Company's products in China or that the Company will ever generate any revenues from its efforts in China.

Marketing

     In addition to the activities in China and Canada described above, the Company's strategy is to provide OEM or private label test kits to under-served international markets through distributor relationships and to domestic markets through relationships with larger diagnostic companies. The Company intends to use the Internet, select journals, and industry trade shows for its marketing activities, subject to the availability of working capital for such endeavors.

     The Company recently regained world-wide marketing rights to the DR-70. In February 1995, the Company and AMDL Canada, Inc., a wholly-owned subsidiary of Briana Bio-Tech, Inc. (a significant stockholder of the Company), had executed a joint venture agreement which led to the formation of ICD, LLC, a Delaware limited liability corporation ("ICD"). ICD was granted the exclusive right to market the DR-70 world-wide, excluding Canada and the United States. The Company retained the marketing rights of the DR-70 for the United States and AMDL Canada retained the marketing rights for Canada.

     In September 1998, AMDL Canada assigned its interest in ICD and its Canadian marketing rights for the DR-70 to JGT Management Services, Ltd. ("JGT"), an unrelated party. In July 1999, JGT and the Company agreed to dissolve ICD and to assign all of its marketing rights to the DR-70 back to the Company. As part of this agreement, the Company agreed to make eighteen monthly payments of $750 each to JGT commencing October 1998, in addition to a royalty fee equal to 2.5% of the gross sales of the DR-70 on a quarterly basis. The agreement expires in August 2008; however, the Company may elect to pay a $25,000 buy-out fee after October 1, 2003.

     In January 1998, Gary L. Dreher joined the Company as Vice President of Sales and Marketing. Mr. Dreher, with 27 years of biomedical and diagnostic marketing experience, is implementing a marketing strategy that includes identifying and contacting potential worldwide partners for distribution, technology licensing and OEM product arrangements as well as increasing corporate visibility through trade show representation and advertising. In February 1999, Mr. Dreher was elected to serve as the Company's President and CEO. Management believes that when the Company receives additional financing, sales and marketing will be the areas in which most of the Company's resources should be expended. Mr. Dreher will provide strategic direction in deployment of those funds.

Regulation

     The Company's products, to the extent they may be deemed medical devices or biologics, are governed by the Federal Food, Drug and Cosmetics Act and by the regulations promulgated thereunder by the FDA as well as the regulations of state agencies and various foreign government agencies.

     DR-70. The Company has not yet submitted an application to the FDA to sell DR-70 in the United States. It is anticipated that DR-70 will require a formal clearance route known as the Premarket Approval Application, or "PMA," in order to obtain a Biologic Product License to market such a product in the United States. A PMA for DR-70 would describe the components and the manufacturing process of the test system, summarize clinical studies and provide other data which demonstrate the efficacy and stability of the product. Due to the absence of sufficient working capital, the Company has no plans at present to pursue FDA approval of the DR-70; however, new FDA regulations may provide an opportunity for the Company to market DR-70 to certain clinical reference laboratories in the United States in 2000.

     In June 1995, the Company received approval from the Cross Cancer Institute in Canada to apply for marketing clearance for its DR-70 lung cancer tumor-marker from the Health Protection Branch in Ottawa, Canada. In August 1995, the Company received marketing clearance from the Health Protection Branch in Canada. In September 1995, the U.S. Food and Drug Administration ("FDA") certified the Company for clearance to export the DR-70 lung cancer tumor-marker diagnostic kit to Canada.

     PyloriProbe. In July 1996, the Company filed a 510(k) Premarket Notification with the FDA requesting approval to sell PyloriProbe in the United States. In August 1998, the Company received clearance from the FDA to market in the United States its Pylori-Probe diagnostic kit. Pylori-Probe is the first product manufactured by the Company to be cleared to market in the United States.

     There can be no assurance that the Company will be able to obtain other necessary regulatory approvals or clearances for DR-70 in the United States or for other products developed in the future on a timely basis or at all, and delays in receipt of or failure to receive such approvals, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

Patents

     The Company's success depends in part on its ability to obtain United States and foreign patent protection for its products, preserve its trade secrets, and operate without infringing upon the proprietary rights of third parties. The Company has four patent applications pending in the United States with respect to its methodology for detecting the presence of the ring shaped particle and DR-70 tumor-markers as reliable indicators of the presence of cancer. Two of the Company's patents, which describe methods for measuring ring-shaped particles in extracellular fluid as a means for detecting cancer, have been granted and issued by the United States Patent and Trademark Office. Patents have also been issued directed to this technology in Taiwan, South Africa, Australia, India, New Zealand, the Philippines, Russia, Israel, Korea and Japan.

     There can be no assurance, however, that any additional patents will be issued to the Company or that, if issued, the breadth or degree of protection of these patents will be adequate to protect the Company's interests. In addition, there can be no assurance that others will not independently develop substantially equivalent proprietary information or obtain access to the Company's know-how. Further, there can be no assurance that others will not be issued patents which may prevent the sale of the Company's test kits or require licensing and the payment of significant fees or royalties by the Company in order for it to be able to carry on its business. Finally, there can be no guarantee that any patents issued to or licensed by the Company will not be infringed by the products of others. Defense and prosecution of patent claims can be expensive and time consuming, even in those instances in which the outcome is favorable to the Company. If the outcome is adverse, it could subject the Company to significant liabilities to third parties, require the Company to obtain licenses from third parties or require the Company to cease its research and development activities or sales.

Competition

     A large number of companies are in both direct and indirect competition with the Company. Many of these companies are larger, more firmly established, have significant marketing and development budgets and have greater capital resources than the Company. Therefore, there can be no assurance that the Company will be able to achieve and maintain a competitive position in the diagnostic test industry.

     Many major medical device manufacturers including Abbott Diagnostics, Baxter Healthcare Corp., Beckman Diagnostics, Boehringer Mannheim, Centocor, Diagnostic Products Corporation, Bio-Rad Laboratories, Roche Diagnostic Systems, Sigma Diagnostics and others are manufacturers or marketers of diagnostic products. The Company is not aware of any efforts currently being devoted to development of products such as the Company's DR-70; however, there can be no assurance that such efforts are not being undertaken without the Company's knowledge. The Company believes that most of the diagnostic products currently manufactured by other companies are complimentary to the DR-70. In addition, such companies could develop products similar to the Company's products which are superior to those of the Company and could also prove to be more successful than the Company in the marketing and manufacturing of their products.

Product Liability Insurance

     The Company currently produces products for clinical studies and for investigational purposes. The Company anticipates producing its products in commercial sale quantities as it receives various regulatory approvals in the future. There can be no assurance, however, that users will not claim that effects other than those intended may result from the Company's products, including, but not limited to claims alleged to be related to incorrect diagnoses leading to improper or lack of treatment in reliance on test results. In the event that liability claims arise out of allegations of defects in the design or manufacture of the products of the Company, one or more claims for damages may require the expenditure of funds in defense of such claims or one or more substantial awards of damages against the Company, and may have a material adverse effect on the Company by reason of its inability to defend against or pay such claims. The Company is investigating the availability of product liability insurance for its products and intends to obtain product liability coverage, if available, on terms acceptable to the Company. However, there can be no assurance that product liability insurance will be available to the Company on terms that it can afford, or at all, or that the Company will ever obtain such insurance.

Employees

     The Company currently has four full-time employees. The Company from time to time supplements its permanent staff with temporary laboratory personnel. None of the employees of the Company is represented by a union or is subject to a collective bargaining agreement, and the Company considers its relations with its employees to be favorable. The Company has entered into certain agreements with its employees regarding their services. See Item 6, "Executive Compensation." The Company also utilizes the services of consultants for research, testing and other services.

GLOSSARY OF MEDICAL AND SCIENTIFIC TERMS

Antibody:

An immunoglobulin molecule that has a specific ammo acid sequence by virtue of which it interacts only with the antigen that induced its synthesis in cells of the lymphoid series (especially plasma cells), or with an antigen closely related to it.

Antigen:

Any substance which is capable, under appropriate conditions, of inducing a specific immune response and of reacting with the products of that response.

Cancer:

A new and abnormal cell growth the natural course of which is fatal. Cancer cells, unlike benign tumor cells, exhibit the properties of invasion and metastasis and are highly anaplastic.

Clinical:

Used in the treatment of patients as opposed to academic or theoretical applications.

Diagnosis:

The determination of the nature of the disease. The art of distinguishing one disease from another.

Diagnostic:

Pertaining to or subserving diagnosis; distinctive of or serving as a criterion of a disease, as signs and symptoms.

DR-70:
Refers to DR-70(TM), the name of the Company's lung cancer tumor-marker.

Helicobacter Pylori (H. Pylori):

A gram-negative, helical shaped bacterium that colonizes the mucus lining of the stomach and is associated with gastric and peptic ulcers.

Onco Chek:

Refers to the Company's cancer tumor marker test under investigation but not currently being marketed.

PyloriProbe:

Refers to the PyloriProbe, a trademark for the Company's ELISA kit for measuring antibody to Helicobacter pylori. An indicator of infection caused by H. pylori bacteria.

Sensitivity:

The lowest concentration of tumor-marker a given test can detect. When used in the context of analyzing cancer testing data, the percentage of malignant samples correctly identified as malignant.

Serum:

Clear liquid that separates from blood on clotting.

Specificity:

When used in the context of analyzing cancer testing data, the percentage of non-malignant samples correctly identified as non-malignant.

Tumor:

Swelling, one of the cardinal signs of inflammation, morbid enlargement. A new growth of tissue in which the multiplication of cells is uncontrolled and progressive; called also neoplasm.

Tumor-marker:

A biochemical substance indicative of neoplasia, ideally specific, sensitive, and proportional to tumor load, used variously to screen, diagnose, assess prognosis, follow response to treatment, and monitor for recurrence.

Item 2.  Management's Discussion and Analysis or Plan of Operation

General

     Since inception, the Company has been in the development stage and has devoted its resources to research and development, obtaining regulatory approval and the raising of working capital. For the fiscal year ended December 31, 1998, the Company generated $155,157 in net sales of products. Historically, the Company's income has come from the sale of licenses, royalties and options to purchase marketing rights. The Company has incurred losses since inception, including an operating loss of $1,554,405 for the fiscal year ended December 31, 1998. From July 10, 1987 (inception) through June 30, 1999 the Company has had a cumulative loss of $13,609,310.

Liquidity and Capital Resources

     The Company requires significant funding for continued operations, development of its test kits, clinical trials and other actions necessary to obtain regulatory approvals and to engage in continued marketing and sales activities. The amount of expenditures required to maintain operations and to continue product development far exceeds existing cash, which was $18,162 at June 30, 1999.

     During the period commencing on February 26, 1999 and ending June 30, 1999, the Company conducted a Regulation D, Rule 504 Offering ("Rule 504 Offering") of its Common Stock. As part of the Rule 504 Offering, in February 1999 the Company sold 100,000 shares of Common Stock (adjusted for a stock split effected March 29, 1999) for aggregate cash consideration of $150,000 and on May 20, 1999 the Company sold 103,236 shares of Common Stock for aggregate cash totalling $60,000 and cancellation of indebtedness totaling $10,200. On June 17, 1999, the Company sold 369,929 shares of Common Stock for cash and cancellation of indebtedness aggregating $251,550. Of this consideration, a total of $105,300 was received on June 25, 1999 and a total of $146,250 was received on or before September 24, 1999. Effective June 30, 1999, the Company contracted for and sold an additional 776,837 shares of Common Stock for an aggregate cash consideration of $528,250 all of which was received on or before October 12, 1999. In connection with this Rule 504 offering, the Company also issued an aggregate of 132,653 shares of Common Stock as payment of finders' fees.

     During the first nine months of 1999, the Company suspended production of products due to lack of funds. Only recently has the Company recommenced production of diagnostic test kits, and absent additional funding, will again be in a similar position where it must curtail its operations.

     From December 31, 1997 to December 31, 1998, the Company's cash and cash equivalents decreased by approximately $1,424,000 as a result of working capital requirements. As of October 1, 1999, cash is being depleted at the rate of approximately $87,000 per month. The Company is hopeful of obtaining some additional revenues from product sales, but there is no commitment by any person for the purchase of any of the Company's products. In the absence of significant sales and profits, the Company shall seek to raise additional funds to meet its working capital needs principally through the sales of its securities. However, there is no assurance that the Company will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be available on terms satisfactory to the Company. The Company can make no prediction as to when, if ever, it will be able to conduct its operations on a profitable basis.

     The Company believes that its present cash and cash equivalents balances are sufficient only for operations through December 1999. Total outstanding indebtedness of the Company, including accounts payable, was approximately $480,500 at September 30, 1999. There can be no assurances as to the success of the Company's efforts to raise needed additional capital to finance continuing operations or to convert, extinguish or otherwise eliminate existing indebtedness. The Company is continuing its efforts to raise capital to finance its operations, including international market development for the Company's products and obtaining the required regulatory approvals. There can be no assurance, however, as to the success of these efforts, or, if successful, what the cost or terms thereof will be. The report of the Company's independent accountants for the fiscal year ended December 31, 1998 states that due to recurring losses from operations, the absence of significant operating revenues and the Company's limited capital resources, there is substantial doubt about the Company's ability to continue as a going concern.

     Although the Company does not anticipate any significant changes in the number of employees, the Company may not be able to retain its present employees if additional financing is not obtained. The loss of the Company's key employees could have a material adverse effect upon the operations of the Company. If such financing is obtained, the Company may also seek to add employees to further its efforts to commercialize its products.

     At December 31, 1998, the Company owed $727,354 in accrued salaries payable to officers, employees and former employees. Previously, four of these persons agreed to accept payments equal to their proportionate share of 5% of sales revenues, if any, of the Company, but not less than $500 per month per person. In addition, effective July 16, 1998, four former executives have agreed to defer 50% of their compensation pursuant to written salary deferral agreements. Currently there are only two executives receiving salary. In June 1999, these accrued salaries were canceled as part of the debt restructuring described below.

     In July 1999, the Board of Directors of the Company approved a debt restructuring with certain holders of accrued salaries and other forms of indebtedness. The Company entered into debt restructuring agreements with eight current and former officers, directors and employees of the Company (collectively referred to as the "Holders"). Pursuant to these agreements, the Holders agreed to cancel accrued salaries and other forms of indebtedness totaling $850,060 in exchange for cash consideration in the aggregate amount of $84,412 and warrants to purchase an aggregate of 510,937 shares of Common Stock at an exercise price of $.68 per share. The Company recognized extra ordinary gain of approximately $485,000 as a result of this transaction. The cash consideration is payable in six equal monthly installments payable on the last day of each of the next six months, commencing on August 31, 1999. The warrants may be exercised at any time commencing on July 1, 1999 and expiring on July 1, 2004.

Results of Operations

Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998.

     Net Revenue. During the six months ended June 30, 1999, the Company received revenues of only $21,765 from product sales compared to revenues for the six months ended June 30, 1998 of $97,531. The reason for the decrease is the receipt of one-time orders for its products in March 1998. In addition, during the six months ended June 30, 1999, the Company curtailed its marketing efforts as it focused its efforts on the raising of working capital. Total operating expenses for the six months ended June 30, 1999 were $770,540 compared to total operating expenses for the six months ended June 30, 1998 of $931,124. The decrease resulted from cost cutting and curtailment of operations due to limited cash resources. In the six months ended June 30, 1999, the Company's net loss was $760,202, compared to a loss of $895,187 for the prior year period.

     Research and Development and General and Administrative Expenses. Research and development expenses for the six months ended June 30, 1999 aggregated $173,599, a decrease of $207,966 as compared to $381,565 reported for the prior year period. General and administrative expenses increased by $47,382 to $596,941 for the six months ended June 30, 1999 as compared to the $549,559 reported in the prior year period. The decrease in research and development expenses and the increase in general and administrative expenses were due to the Company's lack of working capital which caused a general curtailment of product development activities and an increase in expenditures relating the raising of working capital.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997.

     Net Revenue. During the year ended December 31, 1998, the Company received revenues of $155,157 from product sales compared to revenues from product sales of $42,436 in the prior year period. The Company also realized interest income of $32,078 compared to $121,932 of interest income for the equivalent period in the prior year. The reason for the increase in product sales was the expansion of the Company's product lines in 1998. The decrease in interest income was due to a reduction in available funds for investments. Total operating expenses for the year ended December 31, 1998 were $1,646,852 compared to total operating expenses for the year ended December 31, 1997 of $1,888,743. Expense categories reflecting a decrease over the prior year include payroll, laboratory and rent expense, none of which were extraordinary. The decrease resulted from conscious cost cutting due to limited cash resources. In 1998, the Company's net loss was $1,554,405, compared to a net loss of $1,747,414 in 1997.

     Research and Development and General and Administrative Expenses. Research and development expenses for the year ended December 31, 1998 were $686,845, a decrease of $219,969 as compared to the $906,814 reported for the prior year period. Expense categories reflecting decreases during 1998 include the research and development expenses associated with the now completed additional clinical trial data required for the PyloriProbe application resubmission to the FDA and laboratory expense, the research and development portion of payroll and the credit for previously accrued consulting expenses reflecting the Company's attempt to reduce these costs. General and administrative expenses declined by $21,922 to $960,007 for the year ended December 31, 1998 as compared to the $981,929 reported in the prior year period due to curtailment of administrative and product development activities as the Company focused its efforts on the raising of working capital.

Year 2000

     The Company utilizes certain off-the-shelf computer software programs and operating systems in connection with the development of its products and to perform various administrative and billing functions. To the extent the Company's software application contain source codes that are unable to appropriately interpret the upcoming calendar year 2000, some level of modification, or even possibly replacement of such applications, may be necessary. As is described herein, the Company is a medical research and development company that is not highly dependent on computer software for its operations. Accordingly, the Company believes that it can modify or replace any of its software that malfunctions as a result of the Year 2000 without significant expenditures.

Forward Looking Statements

     This Registration Statement on Form 10-SB contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements made by the Company involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from the forward looking statements include, but are not limited to, risks associated with lack of significant operating history, demand for the Company's products, international business operations, dependence on licensees, governmental regulations, technological changes, intense competition, dependence on management, and those other risks discussed below. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company's management disclaims any obligation to forward-looking statements contained herein to reflect any change in the Company's expectation with regard thereto or any change in events, conditions, circumstances or assumptions underlying such statements.


Item 3.  Description of Property

     The Company's offices, research laboratory and manufacturing facilities consist of approximately 4,400 square feet and are located at 2492 Walnut Avenue, Suite 100, Tustin, California. The Company has entered into a five year lease for these facilities, with a rental rate of $5,757 per month, including property taxes, insurance and maintenance.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of October 12, 1999 by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers as a group. Except as otherwise indicated, each stockholder listed below has sole voting power and investment power with respect to the shares beneficially owned by such person.



Name and Address(1)                        Number of Shares         Percentage Owned
-------------------                        ----------------         ----------------
William M. Thompson III, M.D........             188,807(2)               10.2%
Douglas C. MacLellan................              53,843(3)                3.2%
Gary L. Dreher......................             250,936(4)               13.2%
Edward R. Arquilla, M.D., Ph.D......              42,633(5)                2.5%
Vivian B. Frazier...................                  --(6)                 --
All Directors and Officers
as a group (5 persons)..............             536,219                  24.5%

_______________

(1)  Address is 2492 Walnut Avenue, Suite 100, Tustin, California, 92780.

(2) Includes 188,283 shares of Common Stock issuable upon the exercise of currently outstanding warrants and options, all with an exercise price of $.68 per share.

(3) Includes 53,583 shares of Common Stock issuable upon the exercise of currently outstanding warrants and options, all with an exercise price of $.68 per share.

(4) Includes options to purchase 250,000 shares of Common Stock with an exercise price of $.68 per share and options to purchase 936 shares of Common Stock with an exercise price of $28.00 per share. Does not include options to purchase up to 314 shares of Common Stock at an exercise price of $28.00 per share that are subject to vesting.

(5) Includes 42,333 shares of Common Stock issuable upon the exercise of currently outstanding warrants and options, all with an exercise price of $.68 per share.

(6) Does not include options to purchase up to 15,000 shares of Common Stock issuable upon the exercise of outstanding options that are subject to vesting.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     Set forth below are the directors and officers of the Company.

           Name                             Age                                Position
          ------                           -----                              ----------
William M. Thompson III, Ph.D.              72               Chairman of the Board of Directors

Gary L. Dreher                              53               President, Chief Executive Officer and
                                                             Director

Douglas C. MacLellan                        43               Director

Edward R. Arquilla, M.D., Ph.D.             77               Director

Vivian B. Frazier                           38               Chief Financial Officer and Secretary

     Dr. Thompson has been a director of the Company since June 1989. From 1969 to the present, Dr. Thompson has been a practicing General Surgeon in Orange County, California. From 1975 to the present, Dr. Thompson has also served as Vice President for Medical Affairs and as a director of Beech Street in Irvine, California.

     Mr. Dreher joined the Company in January 1998 as Vice President of Sales and Marketing. Mr. Dreher has served as President of the Company and as a member of its board of directors since February 1999. From 1993 to 1997, Mr. Dreher served as President of Medical Market International of Yorba Linda, California, a marketing and management services company he co-founded. From 1991 to 1993, Mr. Dreher served as Vice President of Sales and Marketing for Apotex Scientific of Arlington, Texas, a division of Canada's largest pharmaceutical company. Mr. Dreher also currently serves on the board of directors of Optimum Care Corporation.

     Mr. MacLellan has been a director of the Company since September 1992.
From May 1992 to the present, Mr. MacLellan has served as President and Chief Executive Officer of The MacLellan Group, Inc., a privately held financial advisory firm. Since May 1997, Mr. MacLellan has also served as a director and co-founder of Datalex Corporation, a Canadian based millennium software solution provider. From November 1996 to February 1998, Mr. MacLellan was a member of the Board of Directors and Investment Committee of the Strategic East European Fund. From November 1995 to March 1998, Mr. MacLellan was President, Chief Executive Officer and a director of PotraCom Wireless, Inc., a publicly held Canadian company engaged in the business of developing and operating cellular and wireless telecommunications ventures. From 1993 to 1995, Mr. MacLellan was a principal and co-founder of Maroon Bells Capital Partners, Inc., a U.S. based merchant bank. Mr. MacLellan is also currently a member of the Board of Directors of Albion Offset Group, a privately held international trade advisory firm.

     Dr. Arquilla has been a director of the Company since February 1997. From 1959 until 1994, Dr. Arquilla was a full time faculty member in the Department of Pathology at the University of Southern California, the University of California at Los Angeles and the University of California, Irvine, ("UCI"). From 1968 to 1986, Dr. Arquilla also served as Professor and Chair of Pathology at UCI and Chief of Pathology services at the UCI Medical Center.

     Ms. Frazier joined the Company as its Chief Financial Officer in July 1999. Except for a 15 month period during 1995 and 1996 when Ms. Frazier was a Senior Manager for Ernst & Young LLP, for more than the last five years she was an independent financial consultant for private clients. Ms. Frazier is a certified public accountant, licensed in California and New York and received her Bachelor of Science degree in accounting from New York University in 1983.

     Each director holds office until his successor is elected and qualified or until his earlier resignation in the manner provided in the Bylaws of the Company. The Board of Directors has established a Compensation Committee consisting of Dr. Thompson and Mr. MacLellan. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all officers of the Company and reviews general policy matters relating to compensation benefits of employees of the Company. The Board of Directors has also established an Audit Committee consisting of Mr. MacLellan, Dr. Thompson and Mr. Dreher. Mr. MacLellan serves as the Chairman of the Audit Committee.

Item 6.  Executive Compensation

         Cash Compensation of Executive Officers. The following table sets forth the total compensation earned by the Chief Executive Officer and all other executive officers who earned in excess of $100,000 per annum during any of the Company's last three fiscal years paid by the Company to its executive officers for services rendered during the fiscal years ended December 31, 1998, 1997 and 1996.


                                    Annual Compensation                 Long-Term Compensation
                       --------------------------------------------   --------------------------
                                                                                      Common
                                                                                      Shares
                                                                       Restricted   Underlying
                                                            Other        Stock       Options
                                             Annual        Awards      Granted         All Other
Name and Position      Year    Salary       Bonus      Compensation      ($)       (# Shares)     Compensation
-----------------      ----    ------       -----      ------------   ----------   ----------     ------------
Gary L. Dreher,         1998    $100,000      -0-        11,791(2)        -0-         1,250             -0-
President and           1997      N/A         -0-           -0-           -0-           -0-             -0-
CEO(1)                  1996      N/A         -0-           -0-           -0-           -0-             -0-



That T. Ngo,            1998    $222,000(4)   -0-           -0-          -0-           -0-             -0-
President and           1997    $222,000      -0-           -0-          -0-           -0-             -0-
CEO(3)                  1996    $185,000      -0-           -0-          -0-         7,500             -0-


(1) Mr. Dreher served as Vice President of Sales and Marketing of the Company from January 1998 to February 1999. Effective February 26, 1999, Mr. Dreher became the President and Chief Executive Officer of the Company.

(2) Represents commissions of $5,791 and a car allowance of $6,000 earned by Mr. Dreher in 1998.

(3) Dr. Ngo resigned from his positions as President and director of the Company effective February 26, 1999.

(4) Although Dr. Ngo earned $222,000 in 1998, he was actually paid only $180,500 in 1998. The remaining unpaid portion was eventually canceled in June 1999 as part of the Company's debt restructuring. For a more complete description of the Company's debt restructuring, see "Certain Relationships and Related Transactions."

Director Compensation

         Certain members of the Board of Directors receive cash compensation for their services on special committees. In 1998, the total cash compensation paid to all members of the Board of Directors was $49,747. Effective January 1, 1999, until further notice, payment to Directors for their services was suspended.

Employment Agreements

         In January 1998, the Company entered into a two year employment agreement with Gary L. Dreher to serve as Vice President of Sales and Marketing. That agreement terminated by its own terms when Mr. Dreher assumed the positions of President and Chief Executive Officer of the Company in February 1999. However, pursuant to that January 1998 employment agreement, Mr. Dreher received options to purchase up to 1,250 shares of the Company's Common Stock at the exercise price of $28.00 per share exercisable until December 2002. The options vest in installments of 157 each at the end of each of the eight calendar quarters after January 1, 1998. The Company is currently in the process of negotiating a new employment agreement with Mr. Dreher and until the new agreement is finalized, the Company has agreed to compensate Mr. Dreher at an annual rate of $160,000 payable on a month-to-month basis.

Item 7.  Certain Relationships and Related Transactions.

Cancellation of Indebtedness
----------------------------

         In June 1999, the Board of Directors of the Company approved a debt restructuring with certain holders of accrued salaries and other forms of indebtedness. The Company entered into debt restructuring agreements with eight current and former officers, directors and employees of the Company (collectively referred to as the "Holders"). Pursuant to these agreements, the Holders agreed to cancel accrued salaries and other forms of indebtedness totaling $850,060 in exchange for cash consideration in the aggregate amount of $84,412 and warrants to purchase an aggregate of 510,937 shares of Common Stock at an exercise price of $.68 per share. The cash consideration is payable in six equal monthly installments payable on the last day of each of the next six months, commencing on August 31, 1999. The warrants may be exercised at any time commencing on July 1, 1999 and expiring on July 1, 2004.

Licensing Agreements
--------------------

         In February 1995, the Company and AMDL Canada, Inc. ("AMDL Canada"), a Canadian corporation and a wholly-owned subsidiary of Briana Bio-Tech, Inc., executed a joint venture agreement forming ICD, L.L.C. ("ICD"), to pursue world-wide marketing (excluding Canada and the United States) of DR-70. During 1998, the Company entered into an agreement with AMDL Canada to dissolve the ICD joint venture and assign their respective world-wide marketing rights, excluding those to the United States and Canada, to JGT Management Services, Inc. ("JGT"). Pursuant to the agreement, the Company agreed to make eighteen monthly payments of $750 to JGT commencing October 1998, in addition to a royalty fee equal to 2.5% of gross sales on a quarterly basis. The agreement expires in August 2008; however, the Company may elect to pay a $25,000 buy-out fee after October 1, 2003.


Item 8.  Description of Securities.

Common Stock

         The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value, of which, as of October 12, 1999, 1,651,430 shares were issued and outstanding and held by approximately 800 record holders. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Delaware law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Preferred Stock

         The Company is authorized to issue 10,000,000 shares of preferred stock, $.001 par value ("Preferred Stock"), none of which is issued or outstanding. The Company's board of directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series or classes, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of Preferred Stock may possess voting, dividend, liquidation and redemption rights superior to that of the Common Stock. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of the Company.

Stock Option Plan

         The Company has adopted a 1999 Stock Option Plan ("Plan"), which permits the Company to grant options to its employees, officers, directors, consultants and independent contractors. The Company may issue an aggregate of 750,000 shares of common stock pursuant to the Plan. The Plan is governed by the board of directors, which has the power to determine the terms of any options granted, including the exercise price, the number of shares subject to the option, and the exercisability thereof. Options under the Plan generally are not transferable, and each option is exercisable during the lifetime of the optionee only by such optionee. Stock options can be exercised at any time before expiration after they are vested.

     As of the date of this Registration Statement, the Company has granted under the Plan options to purchase an aggregate of 589,999 shares of common stock, all at an exercise price of $.68 per share, to its employees, officers, directors and consultants. In addition to those options granted under the Plan, the Company has outstanding options to purchase a total of 24,465 shares of Common Stock at exercise prices ranging from $50.00 to $300 per share.

Warrants

     The Company has issued warrants to purchase shares of Common Stock to certain current and former directors, officers and employees of the Company. The warrants were issued as part of a debt restructuring plan amongst the Company and certain holders of outstanding indebtedness. In connection with this debt restructuring plan, the Company issued warrants to purchase an aggregate of 510,937 shares of Common Stock at an exercise price of $.68 per share. The warrants are immediately exercisable and expire on July 1, 2004. For a more complete description of the Company's debt restructuring plan, see "Certain Relationships and Related Transactions."

     In addition to those warrants issued as part of the Company's debt restructuring plan, as of the date of this Registration Statement, the Company has outstanding warrants to purchase 1,750 shares of Common Stock at exercise prices ranging from $32 and $150 per share. These warrants are held by consultants and other service providers, stockholders and current and former note holders.

Part II

Item 1 Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters.

        The Company's Common Stock was listed on the OTC Bulletin Board under the symbol "AMDD" until August 1999. Since August 1999, the Company's Common Stock has been listed only on the "pink sheets." Set forth in the following table are high and low bid quotations for the Company's Common Stock for each quarter during the fiscal years ended December 31, 1997 and 1998 and for the first two quarters of 1999. All share prices have been adjusted to provide for both the one for 20 reverse split which was effected in October 1998 and the one for 10 reverse split that was effected in March 1999 (i.e. they have been increased 200 times to compare them to current prices). The Company considers its Common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock. The quotations represent inter-dealer quotations without retail markups, markdowns or commissions and may not represent actual transactions.

Quarter Ended          High      Low
--------------------  -------  -------
March 31, 1997         $98.00   $56.00
June 30, 1997          $76.00   $30.00
September 30, 1997     $58.00   $30.00
December 31, 1997      $40.00   $18.00
March 31, 1998         $36.00   $16.00
June 30, 1998          $52.00   $22.00
September 30, 1998     $45.00   $ 9.00
December 31, 1998      $12.40   $ 0.35
March 31, 1999         $12.18   $ 0.81
June 30, 1999          $ 4.00   $ 1.00

        As of October 13, 1999, there were approximately 800 record holders of the Company's Common Stock.

        The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

Item 2. Legal Proceedings.

        There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company are subject.

Item 3. Changes in and Disagreements with Accountants

        On July 6, 1999 Arthur Andersen LLP ("Arthur Andersen") and the Company agreed that Arthur Andersen would no longer be retained as the Company's independent accountants for the fiscal year ended December 31, 1998. Accordingly, the client-independent accountant relationship was terminated as of that date. Arthur Andersen's report on the Company's financial statements for the years ended December 31, 1997 and 1996 did not contain any adverse opinion or a disclaimer of opinion, or was not qualified, but contained an explanatory paragraph as to the Company's ability to continue as a going concern. During the Company's fiscal years ended December 31, 1997 and 1996 and subsequent interim periods, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Arthur Andersen, would have caused Arthur Andersen to make a reference to the subject matter of the disagreement(s) in connection with its reports.

        On July 7, 1999 a new independent accounting firm, Corbin & Wertz, Irvine, California, was engaged as the Company's independent accountants. During the Company's fiscal years ended December 31, 1997 and 1996 and subsequent interim periods, the Company did not consult Corbin & Wertz regarding (i) either the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company's financial statements, or (ii) any matter that was the subject of a disagreement or was a reportable event.

Item 4.  Recent Sales of Unregistered Securities.

         During the last three years the Company sold unregistered shares of its Common Stock in the following transactions:

         A. In March 1996, the Company issued 53 shares of Common Stock to one individual upon the exercise of warrants. The exercise price paid to the Company was $10.00 per share. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

         B. In April 1996, the Company issued 98 shares of Common Stock to one individual upon the exercise of warrants. The exercise price paid to the Company was $10.00 per share. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

         C. In May 1996, the Company issued 446 shares of Common Stock in consideration of the cancellation of $22,282 of indebtedness. There was no underwriter involved in this issuance. The Company paid a commission equal to 10% of the offering proceeds payable in cash and various warrants exercisable at $10.00 per share. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

         D. In June 1996, the Company issued 84 shares of Common Stock to one of its creditors in consideration of the cancellation of $15,000 of indebtedness. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

         E. In July 1996, the Company issued 67 shares of Common Stock to one of its creditors in consideration of the cancellation of $11,933 of indebtedness. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

         F. In September 1996, the Company issued 237 shares of Common Stock to one of its affiliates in consideration of the cancellation of $11,833 of indebtedness. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

         G. In March 1997, the Company issued 500 shares of Common Stock upon the exercise of warrants. The exercise price paid to the Company was $10.00 per share. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

         H. In June 1997, the Company issued 500 shares of Common Stock to one individual in consideration for services on behalf of the Company valued at $17,000. There was no underwriter involved in this issuance. The issuance was conducted pursuant to Section 4(2) of the 1933 Act.

         I. In December 1997, the Company issued 125 shares of Common Stock in connection with the settlement with a former option holder. There was no underwriter involved in this issuance. The issuance was conducted pursuant to
Section 4(2) of the 1933 Act.

         J. Between February 26 and June 30, 1999, the Company conducted a private placement of Common Stock. In the private placement, the Company sold an aggregate of 1,350,002 shares of Common Stock for cash and cancellation of indebtedness totaling $989,800. The placement was conducted pursuant to Rule 504 under the Act. All of the purchasers in the offering were residents of the state of Colorado and were "accredited investors," as that term is defined in the 1933 Act. The shares were issued to the purchasers pursuant to Section 11-51-308(1)(p) of the Colorado Securities Act. The Company utilized finders in the private placement and issued a total of 132,653 shares of Common Stock as finder's fees. The finder's fee shares were issued pursuant to Section 4(2) of the 1933 Act.


Item 5.  Indemnification of Directors and Officers.

Delaware Statutes
-----------------

         Section 145 of the Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors, employees and agents under certain circumstances as follows:

         "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

Certificate of Incorporation
----------------------------

     The Company's Certificate of Incorporation provides that the officers and directors of the Company shall be protected from personal liability to the fullest extent permitted by law. The Company's Bylaws also contain a provision for the indemnification of the Company's directors (see "Indemnification of Directors and Officers - Bylaws" below).

Bylaws
------

     The Company's Bylaws provide for the indemnification of the Company's directors, officers, employees, or agents under certain circumstances as follows:

     "8.01  Indemnification:  Third Party Actions.  The corporation shall
            --------------------------------------
indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director or officer of the corporation (and, in the discretion of the board of directors, may so indemnify a person by reason of the fact that he is or was an employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise), against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with any such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     Section 8.02  Indemnification; Corporate Actions.  The corporation shall
                   ----------------------------------
indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at. the request of the corporation as a director or officer of the corporation (and, in the discretion of the board of directors, may so indemnify a person by reason of the fact that he is or was an employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Section 8.03  Determination.  To the extent that a director, officer,
                   --------------
employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in sections
8.01 and 8.02 hereof, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Any other indemnification under sections 8.01 or 8.02 hereof, unless ordered by a court, shall be made by the corporation only in the specific case on a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in sections 8.01 or 8.02 hereof. Such determination shall be made either (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders by a majority vote of a quorum of stockholders at any meeting duly called for such purpose.

     Section 8.04  Advances.  Expenses incurred by an officer or director in
                   ---------
defending a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding on receipt of an undertaking by or on behalf of such director or officer to repay such amount of it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized by this section. Such expenses incurred by other employees and agents may be so paid on such terms and conditions, if any, as the board of directors deems appropriate.

     Section 8.05  Scope of Indemnification.  The indemnification and
                   -------------------------
advancement of expenses provided by, or granted pursuant to, sections 8.01,8.02, and 8.04:

      (a) Shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled, under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office; and

      (b) Shall, unless otherwise provided when authorized or ratified, continue as to a person who ceased to be a director, officer, employee, or agent of the corporation and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     Section 8.06  Insurance.  The corporation may purchase and maintain
                   ----------
insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against any such liability.

     Section 8.07  Officer and Director Contracts. No contract or other
                   ------------------------------
transaction between the corporation and one or more of its directors or officers, or between the corporation and any corporation, partnership, association, or other organization in which one or more of the corporation's directors or officers are directors, officers, or have a financial interest, is either void or voidable solely on the basis of such relationship or solely because any such director or officer is present at or participates in the meeting of the board of directors or a committee thereof which authorizes the contract or transaction, or solely because the vote or votes of each director or officer are counted for such purpose, if:

      (a) The material facts of the relationship or interest are disclosed or known to the board of directors or committee and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors even though the disinterested directors be less than a quorum;

      (b) The material facts of the relationship or interest is disclosed or known to the stockholders and they approve or ratify the contract or transaction in good faith by a majority vote of the shares voted at a meeting of stockholders called for such purpose or written consent of stockholders holding a majority of the shares entitled to vote (the votes of the common or interested directors or officers shall be counted in any such vote of stockholders); or

      (c) The contract or transaction is fair as to the corporation at the time it is authorized, approved, or ratified by the board of director's, a committee thereof, or the stockholders.

                         INDEX TO FINANCIAL STATEMENTS


Independent Auditors' Reports.......................................   F-1

Balance Sheet dated December 31, 1998...............................   F-3

Statements of Operations for the years ended December 31, 1998 and
  1997 and for the period from July 10, 1987 (date of inception)
  through December 31, 1998.........................................   F-4

Statements of Stockholders' Equity (Deficit) for the year ended
  December 31, 1998 and for the period from July 10, 1987
  (date of inception) through December 31, 1998.....................   F-5

Statements of Cash Flows for the years ended December 31, 1998 and
  1997 and for the period from July 10, 1987 (date of inception)
  through December 31, 1998.........................................  F-10

Notes to Financial Statements.......................................  F-12

Unaudited Balance Sheet at June 30, 1999............................  F-28

Unaudited Statements of Operations for the six month periods ended June 30, 1999 and 1998 and for the period from
  July 10, 1987 (date of inception) through June 30, 1999...........  F-29

Unaudited Statements of Cash Flows for the six month periods ended June 30, 1999 and 1998 and for the period from
  July 10, 1987 (date of inception) through June 30, 1999...........  F-30

Notes to Financial Statements.......................................  F-32

                         INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
  AMDL, Inc.

We have audited the accompanying balance sheet of AMDL, Inc. (the "Company") as of December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMDL, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company is a development stage company which has experienced significant losses since inception with no significant revenues. These factors and other factors discussed in Note 1 to the financial statements raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                              CORBIN & WERTZ
Irvine, California
October 6, 1999.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------


To the Shareholders of AMDL, Inc.:

We have audited the accompanying statements of operations and cash flows of AMDL, INC. (a Delaware corporation), a development stage company, for the period of inception (July 10, 1987) to December 31, 1997, and the related statements of stockholders' equity from inception to date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of AMDL, Inc.'s operations and cash flows for the period from inception (July 10, 1987) to December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company is a development stage company which has experienced significant losses since inception with no significant revenues. These factors and other factors discussed in Note 1 to the financial statements raise a substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                             ARTHUR ANDERSEN LLP

Orange County, California
February 13, 1998

                                  AMDL, INC.
                         (A Development Stage Company)

                                 BALANCE SHEET

                               December 31, 1998

ASSETS
Current assets:
   Cash and cash equivalents                                                                    $         74,566
Other current assets                                                                                      18,462
                                                                                                ----------------
                                                                                                $         93,028
                                                                                                ================
                     LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
   Notes payable                                                                                $         25,000
   Accounts payable and accrued expenses                                                                 218,021
   Accrued payroll and related expenses                                                                  727,354
   Customer deposit                                                                                        3,465
                                                                                                ----------------
         Total current liabilities                                                                       973,840
                                                                                                ----------------
Commitments and contingencies

Stockholders' deficit:
   Preferred stock, 10,000,000 shares authorized; no
     shares issued or outstanding                                                                              -
   Common stock, $.001 par value; 50,000,000 shares
     authorized, 168,775 shares issued and outstanding                                                       169
   Additional paid-in capital                                                                         11,968,127
   Deficit accumulated during development stage                                                      (12,849,108)
                                                                                                ----------------
         Total stockholders' deficit                                                                    (880,812)
                                                                                                ----------------
                                                                                                $         93,028
                                                                                                ================

                     See independent auditors' report and
                  accompanying notes to financial statements

                                  AMDL, INC.
                         (A Development Stage Company)

                           STATEMENTS OF OPERATIONS

                                                                                                  July 10, 1987
                                                                 Years Ended                   (Date of Inception)
                                                    --------------------------------------
                                                       December 31,         December 31,             Through
                                                           1998                 1997            December 31, 1998
                                                    ----------------    ------------------    ----------------------
Revenues $                                          $        155,157    $           42,436    $              197,593

Cost of sales                                                124,857                23,039                   147,896
                                                    ----------------    ------------------    ----------------------

         Gross profit                                         30,300                19,397                    49,697
                                                    ----------------    ------------------    ----------------------

Operating expenses:
   Research and development                                  686,845               906,814                 6,580,483
   General and administrative                                960,007               981,929                 7,680,705
                                                    ----------------    ------------------    ----------------------
                                                           1,646,852             1,888,743                14,261,188
                                                    ----------------    ------------------    ----------------------

Loss from operations                                      (1,616,552)           (1,869,346)              (14,211,491)
                                                    ----------------    ------------------    ----------------------

Other income (expense):
   Interest expense                                          (27,331)                    -                  (588,347)
   Interest income                                            32,078               121,932                   241,794
   Other                                                      57,400                     -                 1,708,936
                                                    ----------------    ------------------    ----------------------
                                                              62,147               121,932                 1,362,383
                                                    ----------------    ------------------    ----------------------

         Net loss                                   $     (1,554,405)   $       (1,747,414)   $          (12,849,108)
                                                    ================    ==================    ======================

Basic and diluted loss per common share             $          (9.21)   $           (10.38)
                                                    ================    ==================

Basic and diluted weighted average common
 shares outstanding                                          168,775               168,303
                                                    ================    ==================

                                  AMDL, INC.
                         (A Development Stage Company)

                 STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                   For The Year Ended December 31, 1998 and
             For The Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998

                                                                                                     Common Stock
                                                                 Common Stock                         Subscribed
                                                      ----------------------------------      ---------------------------
                                                          Shares              Amount            Shares         Amount
                                                      ------------        --------------      -----------    ------------
Balance, July 10, 1987 (date of inception)                       -        $            -                -    $          -

Common stock issued                                              6                     -                -               -
Net loss                                                         -                     -                -               -
                                                      ------------        --------------      -----------    ------------

Balance, December 31, 1988                                       6                     -                -               -

Restatement due to merger                                   44,326                    44                -               -
Common stock issued                                          6,739                     7                -               -
Net loss                                                         -                     -                -               -
                                                      ------------        --------------      -----------    ------------

Balance, December 31, 1989                                  51,071                    51                -               -

Common stock issued for cash at $96.73                       2,255                     2                -               -
Common stock issued at $50.00 to three officers
  in lieu of salary                                          1,500                     2                -               -
Common stock issued for services at $200.00                    150                     -                -               -
Common stock issued for services at $100.00                     70                     -                -               -
Common stock issued for cash at $50.00                       1,150                     1                -               -
Common stock issued at $8.00 to a member of the
  board of directors                                           450                     -                -               -
Common stock issued for cash at $8.00                           75                     -                -               -
Common stock issued for services at $50.00                   2,500                     3                -               -
Common stock issued for consulting services
  at $200.00                                                   250                     -                -               -
Net loss                                                         -                     -                -               -
                                                      ------------        --------------      -----------    ------------

Balance, December 31, 1990                                  59,471                    59                -               -

                                                    Additional        Deficit Accumulated
                                                     Paid-in              During the
                                                     Capital          Development Stage           Total
                                                   -------------     --------------------      -------------
Balance, July 10, 1987 (date of inception)         $           -     $                  -      $           -

Common stock issued                                        1,275                        -              1,275
Net loss                                                       -                  (37,323)           (37,323)
                                                   -------------     --------------------      -------------

Balance, December 31, 1988                                 1,275                  (37,323)           (36,048)

Restatement due to merger                                 55,748                        -             55,792
Common stock issued                                       56,335                        -             56,342
Net loss                                                       -                 (241,479)          (241,479)
                                                   -------------     --------------------      -------------

Balance, December 31, 1989                               113,358                 (278,802)          (165,393)

Common stock issued for cash at $96.73                   218,125                        -            218,127
Common stock issued at $50.00 to three officers
  in lieu of salary                                       74,998                        -             75,000
Common stock issued for services at $200.00               30,000                        -             30,000
Common stock issued for services at $100.00                7,000                        -              7,000
Common stock issued for cash at $50.00                    57,499                        -             57,500
Common stock issued at $8.00 to a member of the
  board of directors                                       3,600                        -              3,600
Common stock issued for cash at $8.00                        600                        -                600
Common stock issued for services at $50.00               124,997                        -            125,000
Common stock issued for consulting services
  at $200.00                                              50,000                        -             50,000
Net loss                                                       -                 (107,415)          (107,415)
                                                   -------------     --------------------      -------------

Balance, December 31, 1990                               680,177                 (386,217)           294,019

                                   Continued

                                  AMDL, INC.
                         (A Development Stage Company)

           STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) - CONTINUED

                   For The Year Ended December 31, 1998 and
             For The Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998

                                                                                                     Common Stock
                                                                 Common Stock                         Subscribed
                                                      ------------------------------------    ---------------------------
                                                          Shares              Amount            Shares         Amount
                                                      ----------------    ----------------    -----------    ------------
Common stock issued for consulting services
  at $24.00                                                        250                   -              -               -
Common stock issued at $50.00 for payment
  of loan                                                           50                   -              -               -
Net loss                                                             -                   -              -               -
                                                      ----------------    ----------------    -----------    ------------

Balance, December 31, 1991                                      59,771                  59              -               -

Common stock issued in exchange for notes
  payable and accrued interest at $50.00                         6,815                   7              -               -
Exercise of warrants at $0.20                                        7                   -              -               -
Exercise of warrants at $99.90                                     286                   -              -               -
Common stock issued to related party pursuant
  to private placement at $178.80                                3,200                   3              -               -
Warrants issued in connection with debt offering                     -                   -              -               -
Warrants issued for services                                         -                   -              -               -
Net loss                                                             -                   -              -               -
                                                      ----------------    ----------------   ------------   -------------

Balance, December 31, 1992                                      70,079                  69              -               -

Common stock issued to related party and
  others pursuant to a private placement
  at $178.80                                                     7,391                   7              -               -
Exercise of warrants at $178.57                                     56                   -              -               -
Common stock issued in exchange for notes
  payable and accrued interest at $178.76                        1,216                   1              -               -
Net loss                                                             -                   -              -               -
                                                      ----------------    ----------------    -----------   -------------

Balance, December 31, 1993                                      78,742                  77              -               -

                                                       Additional        Deficit Accumulated
                                                        Paid-in              During the
                                                        Capital          Development Stage           Total
                                                      -------------     --------------------      -------------
Common stock issued for consulting services
  at $24.00                                                   6,000                        -              6,000
Common stock issued at $50.00 for payment
  of loan                                                     2,500                        -              2,500
Net loss                                                          -               (1,044,395)        (1,044,395)
                                                      -------------     --------------------      -------------

Balance, December 31, 1991                                  688,677               (1,430,612)          (741,876)

Common stock issued in exchange for notes
  payable and accrued interest at $50.00                    340,749                        -            340,756
Exercise of warrants at $0.20                                     1                        -                  1
Exercise of warrants at $99.90                               28,570                        -             28,570
Common stock issued to related party pursuant
  to private placement at $178.80                           572,157                        -            572,160
Warrants issued in connection with debt offering            312,000                        -            312,000
Warrants issued for services                                518,285                        -            518,285
Net loss                                                          -               (2,083,984)        (2,083,984)
                                                      -------------     --------------------      -------------

Balance, December 31, 1992                                2,460,439               (3,514,596)        (1,054,088)

Common stock issued to related party and
  others pursuant to a private placement
  at $178.80                                              1,321,484                        -          1,321,491
Exercise of warrants at $178.57                              10,000                        -             10,000
Common stock issued in exchange for notes
  payable and accrued interest at $178.76                   217,377                        -            217,378
Net loss                                                          -               (1,348,254)        (1,348,254)
                                                      -------------       ------------------      -------------

Balance, December 31, 1993                                4,009,300               (4,862,850)          (853,473)

                                   Continued

                                   ADML, INC
                         (A Development Stage Company)

            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) - CONTINUED

                   For The Year Ended December 31, 1998 and
             For The Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998

                                                                                                        Common Stock
                                                                   Common Stock                          Subscribed
                                                       ------------------------------------      -------------------------------
                                                            Shares               Amount              Shares            Amount
                                                       ----------------      --------------      -------------     -------------
Common stock issued to related party pursuant
  to a private placement at $178.80                               2,500                   3                  -                 -
Exercise of warrants at $50.00                                      750                   1                  -                 -
Common stock issued to various creditors at $178.72                 794                   1                  -                 -
Exercise of options at $10.00                                     2,675                   3                  -                 -
Exercise of options at $200.00                                       80                   -                  -                 -
Common stock issued for note payable and
  accrued interest at $176.64                                     1,730                   2                  -                 -
Exercise of warrants at $200.00                                     200                   -                  -                 -
Common stock issued to related party pursuant
  to a private placement at $50.00                                  900                   1                  -                 -
Net loss                                                              -                   -                  -                 -
                                                       ----------------      --------------      -------------     -------------

Balance, December 31, 1994                                       88,371                  88                  -                 -

Common stock issued for cash at $50.00                            5,000                   5                  -                 -
Exercise of warrants at $90.00                                    2,500                   2                  -                 -
Common stock issued for cash at $60.00                            5,000                   5                  -                 -
Exercise of warrants at $100.00                                   2,500                   3                  -                 -
Exercise of warrants at $196.74                                     164                   -                  -                 -
Exercise of options at $10.00                                       325                   -                  -                 -
Common stock issued for cash at $150.38                             665                   1                  -                 -
Exercise of warrants at $50.00                                       50                   -                  -                 -
Common stock issued for cash at $80.00                            3,750                   4                  -                 -
Common stock issued in exchange for convertible
  notes payable and accrued interest at $50.00                    2,716                   3                  -                 -
Common stock subscribed at $120.00                                    -                   -              2,500           300,000
Net loss                                                              -                   -                  -                 -
                                                       ----------------      --------------      -------------     -------------

Balance, December 31, 1995                                      111,041                 111              2,500           300,000





                                                          Additional        Deficit Accumulated
                                                           Paid-in               During the
                                                           Capital            Development Stage               Total
                                                       -----------------     -------------------         --------------
Common stock issued to related party pursuant
  to a private placement at $178.80                             446,997                        -                447,000
Exercise of warrants at $50.00                                   37,499                        -                 37,500
Common stock issued to various creditors at $178.72             141,901                        -                141,902
Exercise of options at $10.00                                    26,747                        -                 26,750
Exercise of options at $200.00                                   16,000                        -                 16,000
Common stock issued for note payable and
  accrued interest at $176.64                                   305,593                        -                305,595
Exercise of warrants at $200.00                                  40,000                        -                 40,000
Common stock issued to related party pursuant                                                  -
  to a private placement at $50.00                               44,999                                          45,000
Net loss                                                              -               (1,604,589)            (1,604,589)
                                                      -----------------      -------------------         --------------

Balance, December 31, 1994                                    5,069,036               (6,467,439)            (1,398,315)

Common stock issued for cash at $50.00                          249,995                        -                250,000
Exercise of warrants at $90.00                                  224,998                        -                225,000
Common stock issued for cash at $60.00                          299,995                        -                300,000
Exercise of warrants at $100.00                                 249,997                        -                250,000
Exercise of warrants at $196.74                                  32,266                        -                 32,266
Exercise of options at $10.00                                     3,250                        -                  3,250
Common stock issued for cash at $150.38                          99,999                        -                100,000
Exercise of warrants at $50.00                                    2,500                        -                  2,500
Common stock issued for cash at $80.00                          299,996                        -                300,000
Common stock issued in exchange for convertible
  notes payable and accrued interest at $50.00                  135,808                        -                135,811
Common stock subscribed at $120.00                                    -                        -                300,000
Net loss                                                              -               (1,457,470)            (1,457,470)
                                                      -----------------      -------------------         --------------

Balance, December 31, 1995                                    6,667,840               (7,924,909)              (956,958)

                                   Continued

                                   ADML, INC
                         (A Development Stage Company)

            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) - CONTINUED

                   For The Year Ended December 31, 1998 and
             For The Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998


                                                                                                           Common Stock
                                                                     Common Stock                           Subscribed
                                                      --------------------------------------      ------------------------------
                                                           Shares                 Amount             Shares            Amount
                                                      ----------------        --------------      -------------     -------------
Common stock issued for cash at $70.00                          22,500                   23                   -                 -
Common stock issued for cash at $80.00                           5,000                    5                   -                 -
Common stock issued for cash at $95.00                          20,000                   20                   -                 -
Exercise of warrants at $124.00                                  5,625                    5                   -                 -
Common stock issued for cash at $70.00                           2,500                    2                   -                 -
Exercise of warrants at $49.53                                      53                    -                   -                 -
Exercise of warrants at $49.74                                      98                    -                   -                 -
Common stock issued to various creditors                                                                                        -
  at $178.36                                                       151                    -                   -                 -
Common stock issued at $50.02 for converted                                                                                     -
  notes payable and accrued interest                               682                    1                   -                 -
Warrants issued for services                                         -                    -                   -                 -
Common stock subscribed at $120.00                                   -                    -              (2,500)         (300,000)
Net loss                                                             -                    -                   -                 -
                                                         -------------        -------------       -------------     -------------
                                                                                                              -
Balance, December 31, 1996                                     167,650                  167                   -                 -

Exercise of warrants at $50.00                                     500                    1                   -                 -
Common stock issued for services at $34.00                         500                    1                   -                 -
Common stock issued as settlement with former
  option holder                                                    125                    -                   -                 -
Net loss                                                             -                    -                   -                 -
                                                         -------------        -------------       -------------     -------------

Balance, December 31, 1997                                     168,775                  169                   -                 -





                                                        Additional            Deficit Accumulated
                                                         Paid-in                   During the
                                                         Capital               Development Stage             Total
                                                    -----------------         ------------------         --------------
Common stock issued for cash at $70.00                      1,574,977                          -              1,575,000
Common stock issued for cash at $80.00                        399,995                          -                400,000
Common stock issued for cash at $95.00                      1,899,980                          -              1,900,000
Exercise of warrants at $124.00                               697,495                          -                697,500
Common stock issued for cash at $70.00                        174,998                          -                175,000
Exercise of warrants at $49.53                                  2,625                          -                  2,625
Exercise of warrants at $49.74                                  4,875                          -                  4,875
Common stock issued to various creditors
  at $178.36                                                   26,933                          -                 26,933
Common stock issued at $50.02 for converted
  notes payable and accrued interest                           34,114                          -                 34,115
Warrants issued for services                                  115,330                          -                115,330
Common stock subscribed at $120.00                            300,000                          -                      -
Net loss                                                            -                 (1,622,380)            (1,622,380)
                                                      ---------------         ------------------         --------------

Balance, December 31, 1996                                  11,899,162                (9,547,289)             2,352,040

Exercise of warrants at $50.00                                  24,999                         -                 25,000
Common stock issued for services at $34.00                      16,999                         -                 17,000
Common stock issued as settlement with former
  option holder                                                  2,125                         -                  2,125
Net loss                                                             -                (1,747,414)            (1,747,414)
                                                      ----------------        ------------------         --------------

Balance, December 31, 1997                                   11,943,285             (11,294,703)                648,751

                                   Continued

                                  AMDL, INC.
                         (A Development Stage Company)

           STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) - CONTINUED

                   For The Year Ended December 31, 1998 and
             For The Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998

                                                                                                     Common Stock
                                                                 Common Stock                         Subscribed
                                                      --------------------------------        -----------------------
                                                          Shares              Amount            Shares         Amount
                                                      ------------        ------------        -------        --------
Warrants issued for services                                     -                   -              -               -
Options issued for consulting services                           -                   -              -               -
Net loss                                                         -                   -              -               -
                                                     -------------       -------------       --------       ---------

Balance, December 31, 1998                                 168,775       $         169              -       $       -
                                                     =============       =============       ========       =========

                                                            Additional        Deficit Accumulated
                                                             Paid-in              During the

                                                             Capital          Development Stage           Total
Warrants issued for services                               -----------       ----------------         ----------
Options issued for consulting services
Net loss                                                        19,548                      -             19,548
                                                                 5,294                      -              5,294
                                                                     -             (1,554,405)        (1,554,405)
Balance, December 31, 1998                                 -----------       ----------------         ----------

                                                           $11,968,127       $    (12,849,108)        $ (880,812)
                                                           ===========       ================         ==========

                     See independent auditors' report and
                  accompanying notes to financial statements

                                  AMDL, INC.
                         (A Development Stage Company)

                           STATEMENTS OF CASH FLOWS

              For The Years Ended December 31, 1998 and 1997 and
             For The Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998

                                                                                  Years Ended                    July 10, 1987
                                                                     --------------------------------------    (Date of Inception)
                                                                      December 31,         December 31,              Through
                                                                          1998                 1997             December 31, 1998
                                                                     ----------------    ------------------    -------------------
Cash flows from operating activities
     Net loss $                                                       (1,554,405)           $(1,747,414)             $ (12,849,108)
     Adjustments to reconcile net loss to net cash
       used in operating activities:
         Depreciation and amortization                                         -                      -                    497,743
         Amortization of deferred interest                                     -                      -                    312,000
         Common stock subscribed                                               -                      -                    300,000
         Common stock issued for services                                      -                 19,125                    312,541
         Warrants and options issued for services                         24,842                      -                    686,371
         Equity loss in investment in SAM                                  7,500                      -                      7,500
         Changes in operating assets and liabilities:
              Other assets                                               (10,599)                     -                    (18,462)
              Accounts payable and accrued expenses                       92,273                (66,988)                   243,021
              Accrued payroll and related expenses                        52,685               (249,410)                   727,354
              Customer deposit                                           (28,770)                32,235                      3,465
                                                                 ---------------        ---------------            ---------------

     Net cash used in operating activities                            (1,416,474)            (2,012,452)                (9,777,575)
                                                                 ---------------        ---------------            ---------------

Cash flows from investing activities:
     Purchase of equipment                                                     -                      -                   (225,930)
     Expenditures for patents                                                  -                      -                   (154,682)
     Investment in SAM                                                    (7,500)                     -                     (7,500)
                                                                 ---------------        ---------------            ---------------

     Net cash used in investing activities                                (7,500)                     -                   (388,112)
                                                                 ---------------        ---------------            ---------------

Cash flows from financing activities:
     Borrowings (repayments) under notes payable, net                          -                      -                     59,115
     Repayments under capital lease obligation                                 -                (18,668)                  (116,676)
     Proceeds from issuance of common stock                                    -                 25,000                 10,240,747
     Net effect of merger with CVI                                             -                      -                     57,067
                                                                 ---------------        ---------------            ---------------

     Net cash provided by financing activities                                 -                  6,332                 10,240,253
                                                                 ---------------        ---------------            ---------------

Net change in cash and cash equivalents                               (1,423,974)            (2,006,120)                    74,566

Cash and cash equivalents at beginning of period                       1,498,540              3,504,660                          -
                                                                 ---------------        ---------------            ---------------

Cash and cash equivalents at end of period                        $       74,566       $      1,498,540              $      74,566
                                                                 ===============        ===============            ===============

                                   Continued

                                  AMDL, INC.
                         (A Development Stage Company)

                     STATEMENTS OF CASH FLOWS - CONTINUED

              For The Years Ended December 31, 1998 and 1997 and
             For The Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998


Supplemental schedule of non-cash investing and financing activities:

    During the year ended December 31, 1998, the Company issued 750 warrants and 250 options to non-employees for services. The fair value of the warrants and options issued was $19,548 and $5,294, respectively.

    During the year ended December 31, 1997, the Company issued 625 shares of common stock to non-employees for services. The fair value of the stock issued was $19,125.



                     See independent auditors' report and
                  accompanying notes to financial statements

                                  AMDL, INC.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS

              For The Years Ended December 31, 1998 and 1997 and
             For the Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998



NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                              Nature of Business

AMDL, Inc. (formerly Advanced Medical Diagnostic, Ltd.) (the "Company") was incorporated July 10, 1987, in the state of Delaware; however, no financial activity occurred until 1988.

Since inception, the Company has primarily been engaged in the commercial development of, and the obtaining of various governmental regulatory approvals for the marketing of both its proprietary diagnostic tumor-marker test kit (DR-
70) to detect the presence of lung and other types of cancer, and its proprietory test kit (Pylori Probe) designed to detect antibodies to H pylori, a bacterium associated with chronic gastritis and ulcers. The Company has recently broadened its scope and product line and has a selection of diagnostic test kits for several types of cancer, infectious diseases, endocrinology, diabetes, nephrology and allergy. The Company is in the development stage and has not generated significant revenues from product sales. PyloriProbe is designed to detect antibodies to H. pylori, a bacterium associated with chronic gastritis and ulcers which, if left untreated, may possibly lead to stomach cnacer.

The Company and AMDL Canada, Inc. ("AMDL Canada"), a Canadian corporation and a wholly-owned subsidiary of Briana Bio-Tech, Inc. (a significant stockholder of the Company), executed a joint venture agreement forming ICD, L.L.C. ("ICD"), to pursue world-wide marketing (excluding Canada and the United States) of DR-70. The operations of ICD during fiscal years 1998 and 1997 were insignificant and are therefore not consolidated in the accompanying financial statements. Effective September 11, 1998, the Company and AMDL Canada agreed to dissolve the joint venture and assigned the world-wide marketing rights of DR-70 to JGT Management Services, Inc. ("JGT"), an unrelated party (see Note 3).

                           Development Stage Company

The Company is in the development stage and has not generated significant revenues from operations and has no assurance of any future revenues. The Company will require substantial additional funding for continuing research and development, obtaining regulatory approval, and for the commercialization of its products. There is no assurance that the Company will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtainable on terms satisfactory to the Company.

Management has taken action to address these matters.  They include:

- Retention of experienced management personnel with particular skills in the commercialization of similar products;

                                  AMDL, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

              For The Years Ended December 31, 1998 and 1997 and
             For the Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

- Attainment of technology to develop additional diagnostic products for detecting cancer and other diseases; and

- Raising additional funds through the sale of equity securities at terms below market price quotations.

The Company's products, to the extent they may be deemed medical devices or biologics, are governed by the Federal Food, Drug and Cosmetics Act and by the regulations of state agencies and various foreign government agencies. The Company's proposed diagnostic test systems for use with humans are subject to certain clearance procedures administered by the above regulatory agencies. There can be no assurance that the Company will receive the regulatory approvals required to market its proposed products elsewhere or that the regulatory authorities will review the product within the average period of time.

The Company hopes to obtain revenues from product sales, but there is no commitment by any person for purchase of any of the Company's products. In the absence of significant sales and profits, the Company may seek to raise additional funds to meet its working capital needs principally through the additional sales of its securities. However, there is no assurance that the Company will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtainable on terms satisfactory to the Company.

These circumstances raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                              Revenue Recognition

Revenue is recognized upon shipment of products to customers.

                               Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

                                  AMDL, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

              For The Years Ended December 31, 1998 and 1997 and
             For the Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

                   Investment in Sino-American Medical Inc.

The board of directors authorized the Company to make a $7,500 investment in a newly-formed entity, Sino-American Medical, Inc. ("SAM"). This investment was made in April 1998. Two of the Company's current employees have been authorized by the board of directors to divide some of their employment time at AMDL for SAM-related activities at no charge to SAM. At September 30, 1998, the Company maintained a 17 percent ownership in SAM. Due to the Company's significant presence at SAM, the investment has been accounted for under the equity method. Among other provisions, the equity method requires the Company to recognize unrealized gains/losses for their proportionate ownership share of the net income/losses of SAM. Unrealized losses are limited to the investment made by the Company in SAM. For the year ended December 31, 1998, the Company's proportionate share of the loss in SAM was in excess of $7,500. Accordingly, $7,500 has been included in operating expenses on the accompanying statement of operations.

                                   Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method over the useful life of 5 years. During the years ended December 31, 1998 and 1997, the Company purchased an insignificant amount of equipment. The Company elected to expense these purchases immediately.

Betterments, renewals, and extraordinary repairs that extend the lives of the assets are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition is recognized in current operations.

The Company has adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," which requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In accordance with the provisions of SFAS 121, the Company regularly reviews long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Based on its analysis, the Company believes that no impairment of the carrying value of its long-lived assets existed at December 31, 1998.

                                  AMDL, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

              For The Years Ended December 31, 1998 and 1997 and
             For the Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

                                    Patents

The Company has expended funds for patents that are in various stages of the filing approval process. During 1998 and 1997, the Company expended approximately $20,000 and $40,000, respectively, on patents. The Company elected to expense these expenditures immediately due to their uncertain realizability.

                   Common Stock Issued for Services Rendered

The Company periodically issues common stock for services rendered. Common stock issued is valued at the estimated fair market value, as determined by management and the board of directors of the Company. Management and the board of directors consider market price quotations, recent stock offering prices and other factors in determining fair market value for purposes of valuing the common stock.

                      Common Stock - Reverse Stock Splits

In September 1998, the Company's board of directors approved a one-for-twenty reverse stock split. Par value remained at $0.001 per share as a result. Additionally, subsequent to the year ended December 31, 1998, the Company's board of directors approved a one-for-ten reverse stock split. All references throughout these financial statements to number of shares, per share amounts, stock option data and market prices of the Company's common stock have been restated to reflect both reverse stock splits.

                    Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees using the intrinsic value based method as prescribed by APB Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Under the intrinsic value based method, compensation is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation, if any, is recognized over the applicable service period, which is usually the vesting period.

                                  AMDL, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

              For The Years Ended December 31, 1998 and 1997 and
             For the Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). This standard, if fully adopted, changes the method of accounting for employee stock-based compensation plans to the fair value based method. For stock options and warrants, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option or warrant and the annual rate of quarterly dividends. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

The adoption of the accounting methodology of SFAS 123 is optional and the Company has elected to continue accounting for stock-based compensation issued to employees using APB 25; however, pro forma disclosures, as if the Company adopted the cost recognition requirements under SFAS 123, are required to be presented (see Note 5).

                       Basic and Diluted Loss Per Share

The Company has adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128"). SFAS 128 changes the methodology of calculating earnings per share and renamed the two calculations, basic earnings per share (formally primary) and diluted earnings per share (formally fully diluted). The calculations differ by eliminating any common stock equivalents (such as stock options, warrants, etc.) from basic earnings per share and changes certain calculations when computing diluted earnings per share. The adoption of SFAS 128 has not materially impacted the Company's financial position or results of operations.

Basic and diluted loss per share were computed based on the weighted average number of shares outstanding for the period. Basic and diluted loss per share are the same as the effect of stock options and warrants on loss per share are antidilutive and thus not included in the diluted loss per share calculation.

                                  AMDL, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

              For The Years Ended December 31, 1998 and 1997 and
             For the Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

                                 Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

                               Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                      Fair Value of Financial Instruments

The Company has adopted Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures About Fair Value of Financial Instruments." SFAS 107 requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amount of the Company's cash, receivables, trade payables, accrued expenses and note payable approximates their estimated fair values due to the short-term maturities of those financial instruments.

                            Risks and Uncertainties

The Company is a start up company subject to the substantial business risks and uncertainties inherent to such an entity, including the potential risk of business failure.

                                  AMDL, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

              For The Years Ended December 31, 1998 and 1997 and
             For the Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Year 2000
---------

The Year 2000 issue relates to limitations in computer systems and applications that may prevent proper recognition of the Year 2000. The potential effect of the Year 2000 issue on the Company and its business partners will not be fully determinable until the Year 2000 and thereafter. If Year 2000 modifications are not properly completed either by the Company or entities with which the Company conducts business, the Company's revenues and financial condition could be adversely impacted.

                               Reclassifications

Certain reclassifications have been made to the 1997 financial statements in order to conform to classifications used in the current year.

                             Comprehensive Income

The Company has adopted Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The adoption of SFAS 130 has not materially impacted the Company's financial position or results of operations as the Company has no items of comprehensive income.

               Segments of an Enterprise and Related Information

The Company has adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers. The adoption of SFAS 131 has not materially impacted the Company's financial position or results of operations as the Company currently operates in one segment.

                                  AMDL, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

              For The Years Ended December 31, 1998 and 1997 and
             For the Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

                         New Accounting Pronouncements

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at their fair value. This statement is effective, as amended by SFAS 137, for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect the adoption of this standard to have a material impact on its results of operations, financial position or cash flows as it currently does not engage in any derivative or hedging activities.

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5 ("SOP 98-5"), "Reporting the Costs of Start-Up Activities." SOP 98-5 requires that all non-governmental entities expense the costs of start-up activities, including organization costs as those costs are incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect the adoption of this standard to have a material effect on its results of operations, financial position or cash flows.

NOTE 2 - INCOME TAXES

The tax effects of temporary differences that give rise to deferred taxes at December 31, 1998 are as follows:

    Deferred tax asset:
     Net operating loss carryforward                               $ 4,720,000
     Expenses recognized for granting of options and warrants           10,000
                                                                   -----------

     Total gross deferred tax asset                                  4,730,000

    Less valuation allowance                                        (4,730,000)
                                                                   -----------
      Net deferred tax asset                                       $         -
                                                                   ===========

                                  AMDL, INC.
                         (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS-CONTINUED

              For The Years Ended December 31, 1998 and 1997 and
             For The Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998


NOTE 2 - INCOME TAXES, continued

The valuation allowance increased by approximately $632,000 during the year ended December 31, 1998. No current provision for income taxes for the years ended December 31, 1998 and 1997 is required, except for minimum state taxes, since the Company incurred taxable losses during such years.

The provision for income taxes for fiscal 1998 was $800 and differs from the amount computed by applying the U.S. Federal income tax rate of 34% to loss before income taxes as a result of the following:

                                                           1998        1997
                                                        ----------  ----------
     Computed tax benefit at federal statutory rate     $(529,000)  $(595,000)
     State income tax benefit, net of federal effect     (104,000)   (115,000)
     Increase in valuation allowance                      632,000     709,000
     Other                                                  1,800       1,800
                                                        ---------   ----------

                                                        $     800   $     800
                                                        =========   ==========

As of December 31, 1998, the Company had net operating loss carryforwards of approximately $12,648,000 and $4,745,000 for federal and state income tax reporting purposes, which expire at various dates through 2013 and 2003, respectively.

NOTE 3 - LICENSING AGREEMENTS

During 1998, the Company entered into an agreement with AMDL Canada to dissolve the ICD joint venture and assign their respective world-wide marketing rights, excluding those to the United States and Canada, to JGT. Pursuant to the agreement, the Company agreed to make eighteen monthly payments of $750 to JGT commencing October 1998, in addition to a royalty fee equal to 2.5% of gross sales on a quarterly basis. The agreement expires in August 2008; however, the Company may elect to pay a $25,000 buy-out fee after October 1, 2003. As of December 31, 1998, the Company incurred $2,250 in connection with this agreement.

                                  AMDL, INC.
                         (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS-CONTINUED

              For The Years Ended December 31, 1998 and 1997 and
             For The Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998


NOTE 4 - COMMITMENTS

                                Operating Lease

The Company leases its laboratory and manufacturing space under a non-cancelable operating lease agreement that expires on November 30, 1999. Future minimum commitments under this lease agreement are as follows:

       Years Ending December 31,
       -------------------------
              1999                                $ 77,000
              2000                                  69,000
              2001                                  69,000
              2002                                  69,000
              2003                                  35,000
                                                   -------
                                                  $319,000
                                                   =======

Rent expense was approximately $90,000 and $113,000 for the years ended December 31, 1998 and 1997, respectively.

                             Employment Agreements

The Company had a two-year employment agreement with Dr. Ngo. The agreement provided for an annual base salary of $222,000, of which one-half shall be paid in accordance with the Company's practice and the remaining one-half shall be deferred and accrue interest at 8.5% until paid, as defined. Among other provisions, Dr. Ngo received options to purchase up to 7,500 shares of the Company's common stock at the exercise price of $131.40 per share exercisable until September 2001. The options were fully vested at December 31, 1998. Effective February 1999, Dr. Ngo resigned from the Company. As of December 31, 1998, total accrued salary due to Dr. Ngo was approximately $121,000.

The Company had a two-year employment agreement with Gary L. Dreher, president and chief executive officer. The agreement, which was to expire May 21, 2000, provided for automatic one-year renewals and specified an annual base salary of $100,000. Among other provisions, Mr. Dreher received options to purchase up to 1,250 shares of the Company's stock at the exercise price of $28.00 per share, exercisable until December 2002. The options vest over a two-year period. Subsequent to year end and pursuant to the promotion of Mr. Dreher, the Company is in the process of renegotiating the employment agreement.

                                  AMDL, INC.
                         (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS-CONTINUED

              For The Years Ended December 31, 1998 and 1997 and
             For The Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998



NOTE 4 - COMMITMENTS, continued

The Company had an employment agreement with Harry Berk, chief financial officer. The agreement provided for an annual base salary of $80,000, of which one-half was to be paid in accordance with the Company's practice and the remaining one-half shall be deferred and accrue interest at 8.5%, until paid, as defined. Effective September 30, 1998, Mr. Berk resigned from the Company. As of December 31, 1998, total accrued salary due to Mr. Berk was approximately $90,000.

The stock options granted in the above employment agreements did not result in compensation expense as the exercise price of the stock options was equal to the quoted market price of the Company's stock on the date of grant. All accrued salaries under employment agreements were settled after year end. See Note 9.

                      Accrued Payroll and Related Expenses

Accrued payroll and related expenses consists primarily of amounts incurred during the current year and prior years by officers and other employees and former employees (collectively referred to as "employees"). The Company has made payment arrangements with most of these employees by agreeing to pay each employee their proportionate share of five percent of sales revenues, if any, of the Company, but not less than $500 per month per employee. In addition, if an employee currently employed by the Company is terminated under certain circumstances, the minimum monthly payment would be increased. All amounts must be paid no later than February 28, 2001.

Commencing on July 16, 1998, certain deferred amounts accrued interest at the rate of 8.50% per annum until the payment of such deferred salaries were paid in full.

Accrued payroll and related accrued interest as of December 31, 1998 were approximately $726,150 and $1,250, respectively, which were settled after year end. See Note 9.

                                  AMDL, INC.
                         (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS-CONTINUED

              For The Years Ended December 31, 1998 and 1997 and
             For The Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998

NOTE 4 - COMMITMENTS, continued

                             Consulting Agreements

During 1998, the Company entered into various agreements with consultants whereby the consultants will perform corporate development services of attracting investors. Pursuant to the agreements, the Company will pay the consultants varying amounts of cash, options and/or stock for services rendered when capital amounts are raised. As of December 31, 1998, no capital has been raised pursuant to these agreements and therefore no amounts are owing to any of these consultants.

NOTE 5 - STOCK-BASED COMPENSATION PLANS

The Company has previously adopted the 1992 Stock Option Plan (the "Plan"). Under the Plan, incentive stock options and nonqualified options may be granted to officers and key employees of the Company for the purchase of up to 13,113 (adjusted for reverse stock splits in 1998 and 1997) shares of the Company's common stock. Additionally, specific option grants may also be made. Expiration dates for the grants may not exceed 10 years from the date of grant. In October 1994, the Company terminated the Plan. However, 1,900 options (adjusted for reverse stock splits in 1998 and 1999) to purchase common stock were outstanding under the Plan and the Company elected not to cancel these options prior to their expiration dates through April 2002.

From time to time, the Company issues stock options pursuant to various agreements and other compensatory arrangements. Under the terms of a consulting agreement with an outside consultant, the Company issued options to purchase 250 shares of the Company's common stock at an exercise price equal to the fair market value at the date the option was granted (estimated by the Company to be $26 at January 1, 1998). The option vested on the date of grant is exercisable through December 31, 2001. Total consulting expense of $5,294 was recognized through December 31, 1998.

                                  AMDL, INC.
                         (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS-CONTINUED

              For The Years Ended December 31, 1998 and 1997 and
             For The Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998

NOTE 5 - STOCK-BASED COMPENSATION PLANS, continued

The following is a status of the stock options outstanding at December 31, 1998 and 1997 and the changes during the years then ended:

                                              1998                             1997
                                   -------------------------         -----------------------
                                                    Wtd Avg                         Wtd Avg
                                   Shares           Ex Price         Shares         Ex Price
                                   ------           --------         ------         --------
Outstanding,
  beginning of year                23,250           $ 164.8           28,050        $ 183.0

    Granted                         1,500              28.0              750           82.0
    Exercised                           -                 -                -              -
    Expired/forfeited                (285)           (160.4)          (5,550)        (246.0)
                                   ------           -------           ------        -------
Outstanding,
  end of year                      24,465           $ 156.4           23,250        $ 164.8
                                   ======           =======           ======        =======
Exercisable at end
  of year                          23,805           $ 159.9           21,315        $ 168.6
                                   ======           =======           ======        =======
Wtd avg fair value
  of options granted                                $  26.0                         $  62.4
                                                    =======                         =======

20,465 of the options outstanding at December 31, 1998 have exercise prices between $50 and $200, with a weighted average exercise price of $134 and a weighted average remaining contractual life of 1.8 years. The remaining 4,000 options have exercise prices between $202 and $300, with a weighted average exercise price of $135 and a weighted average remaining contractual life of 5 years. All of these options are exercisable.

The fair value of each option granted during 1998 and 1997 to employees and directors is estimated using the Black-Scholes option-pricing model on the date of grant using the following assumptions: (i) no dividend yield, (ii) average volatility of 110 percent and 105.2 percent, respectively, (iii) weighted-average risk-free interest rate of approximately 6.5 percent, and (iv) expected life of 5 years.

                                  AMDL, INC.
                         (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS-CONTINUED

              For The Years Ended December 31, 1998 and 1997 and
             For The Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998


NOTE 5 - STOCK-BASED COMPENSATION PLANS, continued

Had compensation cost for the Company's 1998 and 1997 options been determined consistent with SFAS No. 123, the Company's net loss and net loss per share for the year ended December 31, 1998 and 1997 would approximate the pro forma amounts below:

                                             1998                                     1997
                           ---------------------------------------    -----------------------------------
                                As Reported           Pro Forma           As Reported         Pro Forma
                           -------------------    ----------------    -----------------    --------------
Net loss                         $(1,554,405)        $(1,741,849)        $(1,747,414)         $(1,996,838)
                                 ===========         ===========         ===========          ===========

Basic and diluted loss
  per share                      $     (9.21)        $    (10.32)        $    (10.38)         $    (13.71)
                                 ===========         ===========         ===========          ===========

NOTE 6 - WARRANTS
-----------------

From time to time, the Company issues warrants pursuant to various consulting agreements. Under the terms of finder agreements with outside consultants, the Company issued warrants to purchase 750 shares of the Company's stock at an exercise price equal to the fair market value at the date the warrant was granted (estimated by the Company to be $32 at May 21, 1998). The warrants vested on the date of grant and are exercisable through May 21, 2001. Total consulting expense of $19,548 was recognized at December 31, 1998.

The fair value of each warrant granted during 1998 and 1997 to consultants and other service providers is estimated using the Black-Scholes option-pricing model on the date of grant using the following assumptions: (i) no dividend yield, (ii) average volatility of 110 percent and 105.2 percent, respectively,
(iii) weighted-average risk-free interest rate of approximately 6.5 percent, and
(iv) expected life of 5 years.

The following represents a summary of the warrants outstanding for the years ended December 31, 1998 and 1997:

                                             1998                                     1997
                           ---------------------------------------    -----------------------------------
                                                       Wtd Avg                                 Wtd Avg
                                  Shares               Ex Price             Shares             Ex Price
                           -------------------    ----------------    -----------------    --------------
Outstanding,
  beginning of year              9,445                  $  167.2            12,130               $  148.2

     Granted                       750                      32.0                 -                      -
     Exercised                       -                         -              (500)                 (50.0)
     Expired/forfeited          (8,445)                   (158.6)           (2,185)                 (88.4)
                                 -----                  --------            ------               --------

Outstanding,
  end of year                    1,750                  $   92.6             9,445               $  167.2
                                 =====                  ========            ======               ========

NOTE 6 - WARRANTS, continued
----------------------------

The warrants outstanding at December 31, 1998 have exercise prices between $32 and $150. All of the warrants are exercisable and have a weighted average remaining contractual life of 1.4 years.

The outstanding warrants at December 31, 1998 are held by consultants and other service providers, shareholders, and current and former note holders.

NOTE 7 - COMMON STOCK ISSUED

                                  AMDL, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

               For The Year Ended December 31, 1998 and 1997 and
             For The Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998

During the year ended December 31, 1997, the Company received $25,000 for the exercise of 500 warrants. Additionally, the Company issued 625 shares of common stock for services totaling $19,125.

NOTE 8 - EARNINGS PER SHARE
---------------------------

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

                                                             1998         1997
                                                          ----------   ----------
 Numerator for basic and diluted earnings per share:
    Net loss charged to common stockholders               $1,554,405   $1,747,414
 Denominator for basic and diluted earnings per share:
    Weighted average shares                                  168,775      168,303
                                                          ----------   ----------

 Basic and diluted earnings per share                     $    (9.21)  $   (10.38)
                                                          ==========   ==========

NOTE 9 - SUBSEQUENT EVENTS
--------------------------

Subsequent to year end, the Company raised $887,250 (net of issuance costs of $112,750) from outside investors for 1,482,655 shares of common stock (including 132,653 shares issued to consultants for finders fees).

Effective June 30, 1999, the Company adopted the 1999 Stock Option Plan (the "Plan"). Under the Plan, incentive stock options and nonqualified options may be granted to officers and employees of the Company for the purchase of up to 750,000 shares of the Company's common stock. The exercise price per share under the incentive stock option plan shall not be less than 110% of the fair market value per share on the date of grant. The exercise price per share under

                                  AMDL, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

               For The Year Ended December 31, 1998 and 1997 and
             For The Period From July 10, 1987 (Date of Inception)
                           Through December 31, 1998


NOTE 9 - SUBSEQUENT EVENTS, continued
-------------------------------------------------

the non-qualified stock option plan shall not be less than 85% of the fair market value per share on the date of grant. Expiration dates for the grants may not exceed 10 years from the date of grant. The Plan terminates on June 30, 2009. Under terms of the Plan, the Company subsequently granted options to employees to purchase 385,000 shares of the Company's common stock and to directors and consultants to purchase 104,999 shares of the Company's common stock. All options granted have an exercise price equal to the fair market value at the date of grant (estimated by the Company to be $.68 at June 30, 1999), vest on various dates through June 30, 2002 and expire five years from the date of grant. Pursuant to FSAS No. 123 total compensation expense to be recognized over the vesting period for options granted to directors and consultants will be approximately $113,000.

Effective July 1, 1999, the Company entered into various mutual release agreements with eight individuals (which consisted of officers, employees and former employees) whereby deferred salaries and other related liabilities in the amount of $850,060 were exchanged for $84,412 in cash and warrants to purchase 510,937 shares of the Company's common stock at the fair market value on the date of grant (estimated by the Company to be $.68 per share). The Company recognized extra ordinary gains of approximately $485,000 as a result of these transactions.

                                  AMDL, INC.
                         (A Development Stage Company)

                                 Balance Sheet
                                  (Unaudited)

                                 June 30, 1999



                                     ASSETS

Current assets:
  Cash                                                     $18,162
  Other current assets                                      16,333
                                                           -------

                                                           $34,495
                                                           =======

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
  Accounts payable and accrued expenses                 $  390,810
  Note payable                                              25,000
  Accrued payroll and related expenses                     877,950
                                                        ----------
      Total current liabilities                          1,293,760
                                                        ----------

Commitments and contingencies

Stockholders' deficit:
  Common stock, $0.001 par value; 50,000,000
   shares authorized;556,991 shares issued
   and outstanding                                             557
  Additional paid-in capital                            12,349,488
  Deficit accumulated during development stage         (13,609,310)
                                                       -----------
   Total stockholders' deficit                          (1,259,265)
                                                       -----------

                                                       $    34,495
                                                       ===========

                                  AMDL, INC.
                         (A Development Stage Company)

                           STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                                          July 10, 1987
                                              Six Months Ended         (Date of Inception)
                                       ------------------------------       Through
                                       June 30, 1999    June 30, 1998    June 30, 1999
                                        -------------    -------------  -------------------
Revenues                                $     21,765        $  97,531     $        219,358

Cost of sales                                 21,742           79,832              169,638
                                       -------------    -------------  -------------------

Gross profit (loss)                               23           17,699               49,720
                                       -------------    -------------  -------------------

Operating expenses:
Research and development                     173,599          381,565            6,754,082
General & administrative                     596,941          549,559            8,277,646
                                       -------------    -------------  -------------------
                                             770,540          931,124           15,031,728
                                       -------------    -------------  -------------------
Loss from operations                        (770,517)        (913,425)         (14,982,008)
                                       -------------    -------------  -------------------

Other income (expense):
Interest expense                                   -                -             (588,347)
Interest income                               10,315           18,238              252,109
Other                                              -                -            1,708,936
                                       -------------    -------------  -------------------
                                              10,315           18,238            1,372,698
                                       -------------    -------------  -------------------

Net loss                                $   (760,202)       $(895,187)        $(13,609,310)
                                       =============    =============  ===================

Basic and diluted loss per
Share                                         $(2.89)          $(5.30)
                                       =============    =============

Weighted average shares
outstanding                                  262,983          168,775
                                       =============    =============

                                  AMDL, INC.
                        (A Development Stage Company)

                           STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                                                      July 10, 1987
                                                          Six Months Ended         (Date of Inception)
                                                ----------------------------------       Through
                                                  June 30, 1999     June 30, 1998     June 30, 1999
                                                -----------------   --------------    --------------
Cash flows from operating activities:
 Net (loss)                                            $(760,202)      $ (895,187)    $(13,609,310)
 Adjustments to reconcile net loss to
  net cash used in operating activities:
   Depreciation and amortization                               -                -          497,743
   Amortization of deferred interest                           -                -          312,000
   Common stock subscribed                                     -                -          300,000
   Common stock issued for services                            -                -          312,541
   Warrants and options issued for
    services                                              71,499           24,842          757,870
   Equity loss in investment in SAM                            -            7,500            7,500
   Changes in operating assets and
    liabilities:
     Other assets                                          2,129                -          (16,333)
   Accounts payable and accrued
      expenses                                           172,789           (1,104)         415,810
     Accrued payroll and related expenses                150,596          (29,737)         877,950
     Customer deposit                                     (3,465)         (28,500)               -
                                                       ---------       ----------     ------------
 Net cash used in operating activities                  (366,654)        (922,186)     (10,144,229)
                                                       ---------       ----------     ------------

Cash flows from investing activities:
 Purchase of equipment                                         -                -         (225,930)
 Expenditures for patents                                      -                -         (154,682)
 Investment in SAM                                             -           (7,500)          (7,500)
                                                       ---------       ----------     ------------
 Net cash used in investing activities                         -           (7,500)        (388,112)
                                                       ---------       ----------     ------------


                                  AMDL, INC.
                         (A Development Stage Company)

                           STATEMENTS OF CASH FLOWS
                                 (Unaudited)

                                                                                        July 10, 1987
                                                           Six Months Ended          (Date of Inception)
                                                   ------------------------------         Through
                                                   June 30, 1999    June 30, 1998       June 30, 1999
                                                   -------------    -------------       -------------
Cash flows from financing activities:
 Proceeds from issuance of  common stock               $ 310,250                -        $ 10,550,997
 Borrowings (repayments) under notes
  payable, net                                                 -                -              59,115
 Repayments under capital lease
  obligation                                                   -                -            (116,676)
 Net effect of merger with CVI                                 -                -              57,067
                                                       ---------       ----------        ------------
 Net cash provided by financing activities               310,250                -          10,550,503
                                                       ---------       ----------        ------------

Net change in cash                                       (56,404)        (929,686)             18,162

Cash at beginning of period                               74,566        1,498,540                   -
                                                       ---------       ----------        ------------

Cash at end of period                                  $  18,162       $  568,854        $     18,162
                                                       =========       ==========        ============


                                  AMDL, INC.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS
                                  (Unaudited)

               For The Period July 10, 1987 (Date of Inception)
                             Through June 30, 1999

NOTE 1 - MANAGEMENT'S REPRESENTATION
------------------------------------

The financial statements included herein have been prepared by AMDL, Inc. (the "Company"), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information normally included in the financial statements prepared in accordance with generally accepted accounting principles has been omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that the financial statements be read in conjunction with the financial statements and notes thereto included elsewhere in this Form 10-SB for the fiscal year ended December 31, 1998.


NOTE 2 - DEVELOPMENT STAGE
--------------------------

The Company is in the development stage and has not generated significant revenues from operations and has no assurance of any future revenues. The Company will require substantial additional funding for continuing research and development, obtaining regulatory approval, and for the commercialization of its products. There is no assurance that the Company will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtainable on terms satisfactory to the Company.

Management has taken action to address these matters.  They include:

- Retention of experienced management personnel with particular skills in the commercialization of similar products;

- Attainment of technology to develop additional diagnostic products for detecting cancer and other diseases; and

- Raising additional funds through the sale of equity securities at terms below market price quotations.

The Company's products, to the extent they may be deemed medical devices or biologics, are governed by the Federal Food, Drug and Cosmetics Act and by the regulations of state agencies and various foreign government agencies. The Company's proposed diagnostic test systems for use with humans are subject to certain clearance procedures administered by the above regulatory agencies. There can be no assurance that the Company will receive the regulatory approvals required to market its proposed products elsewhere or that the regulatory authorities will review the product within the average period of time.

                                  AMDL, INC.
                         (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                  (Unaudited)

               For The Period July 10, 1987 (Date of Inception)
                             Through June 30, 1999

NOTE 2 - DEVELOPMENT STAGE, continued
-------------------------------------

The Company hopes to obtain revenues from product sales, but there is no commitment by any person for purchase of any of the Company's products. In the absence of significant sales and profits, the Company may seek to raise additional funds to meet its working capital needs principally through the additional sales of its securities. However, there is no assurance that the Company will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtainable on terms satisfactory to the Company.

There circumstances raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - STOCK ISSUANCE
-----------------------

During the period ended June 30, 1999, the Company raised $310,250 (net of issuance cost of $15,250) from outside investors for 388,216 shares of common stock (including 30,494 shares issued to consultants for finders fees).

NOTE 4 - STOCK OPTIONS
----------------------

Effective June 30, 1999, the Company adopted the 1999 Stock Option Plan (the "Plan"). Under the Plan, incentive stock options and nonqualified options may be granted to officers and employees of the Company for the purchase of up to 750,000 shares of the Company's common stock. The exercise price per share under the incentive stock option plan shall not be less than 110% of the fair market value per share on the date of grant. The exercise price per share under the non-qualified stock option plan shall not be less than 85% of the fair market value per share on the date of grant. Expiration dates for the grants may not exceed 10 years from the date of grant. The Plan terminates on June 30, 2009. Under terms of the Plan, the Company granted options to employees to purchase 385,000 shares of the Company's common stock and to directors and consultants to purchase 204,999 shares of the Company's common stock. All options granted have an exercise price equal to the fair market value at the date of grant (estimated by the Company to be $.68 at June 30, 1999), vest on various dates through June 30, 2002 and expire five years from the date of grant. Pursuant to SFAS No. 123, total compensation expense to be recognized over the vesting period for options issued to directors and consultants will be approximately $113,000, of which $71,499 was recognized as of June 30, 1999.

                                  AMDL, INC.
                         (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                  (Unaudited)

               For The Period July 10, 1987 (Date of Inception)
                             Through June 30, 1999

NOTE 5 - STOCK SPLIT
--------------------

Effective March 29, 1999, the Company's board of directors approved a one-for-ten reverse stock split. All references throughout this report to number of shares, per share amounts, stock option data and market prices of the Company's common stock have been restated to reflect the reverse stock split.

NOTE 6 - SUBSEQUENT EVENTS
--------------------------

Subsequent to the period ended June 30, 1999, the Company raised $577,000 (net of issuance costs of $97,500) from outside investors for 1,094,439 shares of common stock (including 102,159 shares issued to consultants for finders fees).

Effective July 1, 1999, the Company entered into various mutual release agreements with eight individuals (which consisted of officers, employees and former employees) whereby deferred salaries and other related liabilities in the amount of $850,060 were exchanged for $84,412 in cash and warrants to purchase 510,937 shares of the Company's common stock at the fair market value on the date of grant (estimated by the Company to be $.68 per share). The Company recognized an extraordinary gain of approximately $485,000 as a result of this transaction.

PART III

Item 1.  Index To Exhibits

  Exhibit No.
  -----------

3.1       Certificate of Incorporation of the Company(1)

3.2       Bylaws of the Company(2)

3.3       Certificate of Amendment(3)

4.1       Specimen of Common Stock Certificate(2)

10.1 Amendments to License Agreement between the Company and AMDL Canada, Inc., dated September 20, 1989, June 16, 1990 and July 5, 1990(4)

10.2 Option for Marketing Rights between the Company and Biotech Marketing Group, Inc., dated June 29, 1990, as amended November 20, 1990(4)

10.2(a) Second Amendment between the Company and Biotech Marketing Group, Inc., dated February 4, 1991(2)

10.3 Agreement between the Company and AMDL Canada, Inc., dated January 21, 1992(2)

10.4      The Company's 1988 Incentive Stock Option Plan(4)

10.5      The Company's 1992 Stock Option Plan(2)

10.6 Research Agreement between the Company, The Alberta Cancer Board and AMDL Canada, Inc., dated September 10, 1991(2)

10.7 Employment Agreement between the Company and Dr. Robert R. Guerrero, dated September 1, 1991(2)

10.8 Employment Agreement between the Company and Dr. Donald E. Rounds, dated September 1, 1991(2)

10.9 Restated Employment Agreement between the Company and Louis R. Dilts, dated August 22, 1991(2)

10.10 Agreement for the Termination of Employment between the Company and Dr. Richard Anderson, dated September 1, 1991(2)

10.11 Agreement for the Termination of Employment between the Company and Thomas V. Tilton, dated September 1, 1991(2)

10.12 Contract for Performance of Services between the Company and Glen R. Justice, M.D., dated May 15, 1991, as amended by letter dated May 26, 1992(2)

10.13 Contract for Performance of Services between the Company and Sally Ann Kraensel, dated May 15, 1991, as amended by letter dated June 30, 1992(5)

10.14 Employment Agreement between the Company and Edward L. Stephen, D.V.M. dated January 15, 1993(5)

10.15 Employment Agreement between the Company and William M. Thompson III, M.D., dated February 22, 1993(5)

10.16 Employment Agreement between the Company and Harry Berk, dated March 10, 1993(5)

10.17     The Company's 1994 Stock Option Plan(6)

10.18 Independent Contract Agreement between the Company and Roger Lallone doing business as Brookwood Biomed(6)

10.19 Assignment Agreement between Roger Lallone, doing business as Brookwood Biomedical, and the Company dated December 22, 1993(6)

10.20 Employment Agreement between the Company and That T. Ngo, dated June 1, 1994(7)

10.21 Employment Agreement between the Company and Robert R. Guerrero, dated September 1, 1994(7)

                                     III-1

10.22 Employment Agreement between the Company and Harry R. Berk, dated January 3, 1995(7)

10.23     Operating Agreement of ICD, L.L.C.(7)

10.24 Letter Agreement between the Company and Briana Bio-Tech, Inc. and Canada, Inc., dated February 7, 1995(7)

10.25 Sub-Lease Agreement between UniSyn Technologies, Inc., and the Company, dated February 1995, regarding the premises located at 14272 Franklin Avenue, Tustin, California(7)

10.26 Nonstatutory Stock Option Agreement between the Company and Donald E. Rounds, dated March 16, 1994(7)

10.27     The Company's Stock Bonus Plan(8)

10.28     Form of International Distribution Agreement of ICD, L.L.C.(8)

10.29 Employment Agreement between the Company and Harry Berk, dated January 1, 1996(8)

10.30 Form of Accrued Salary Payment Agreement between the Company and Various Employees and Former Employees dated September 20, 1996(9)

10.31 Employment Agreement between the Company and That T. Ngo, dated October 1, 1996(7)

10.32 Employment Agreement between the Company and Ronald J. Moore, dated October 23, 1996(9)

10.33 Employment Agreement between the Company and Harry Berk, dated January 1, 1997(9)

10.34 Employment Agreement between the Company and Donald C. Swanson, dated May 5, 1997(10)

10.35 Employment Agreement between the Company and Gary L. Dreher, dated January 15, 1998(10)

10.36 Salary Continuation Agreement between the Company and That T. Ngo, Ph.D., dated May 21, 1998(11)

10.37 Salary Continuation Agreement between the Company and Thomas V. Tilton, dated May 21, 1998(11)

10.38 Salary Continuation Agreement between the Company and Harry Berk, dated May 21, 1998(11)

10.39 Salary Continuation Agreement between the Company and Gary L. Dreher, dated May 21, 1998(11)

10.40 Agreement between the Company and William M. Thompson, M.D., dated May 21, 1998(11)

10.41 Amendment No. 1 to Employment Agreement with That T. Ngo, Ph.D., dated July 1, 1998(11)

10.42     Agreement Relating to Salary deferral between the Company and Thomas
          V. Tilton, dated July 1, 1998(11)

10.43 Agreement Relating to Salary deferral between the Company and Harry Berk, dated July 1, 1998(11)

10.44 Securities Purchase Agreement between the Company and the Purchasers listed on the Purchaser Signature Pages attached thereto, dated
          May 5, 1999.

10.45     The Company's 1999 Stock Option Plan.

10.46 Agreement Regarding Cancellation of Indebtedness between the Company and William M. Thompson, III, M.D., dated July 1, 1999.

10.47 Agreement Regarding Cancellation of Indebtedness between the Company and Harry Berk, dated July 1, 1999.

10.48 Agreement Regarding Cancellation of Indebtedness between the Company and Edward Arquilla, M.D., dated July 1, 1999.

10.49 Agreement Regarding Cancellation of Indebtedness between the Company and Thomas V. Tilton, dated July 1, 1999.

                                     III-2

10.50 Agreement Regarding Cancellation of Indebtedness between the Company and Donald Rounds, dated July 1, 1999.

10.51 Agreement Regarding Cancellation of Indebtedness between the Company and That T. Ngo, Ph.D, dated July 1, 1999.

10.52 Agreement Regarding Cancellation of Indebtedness between the Company and Gary L. Dreher, dated July 1, 1999.

10.53 Agreement Regarding Cancellation of Indebtedness between the Company and Douglas C. MacLellan, dated July 1, 1999.

21.1      Subsidiaries(9)

27.1      Financial Data Schedule

_____________________________

(1) Incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 1989.

(2) Incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 1991.

(3) Incorporated by reference to the Company's Report on Form 10-QSB for the period ended September 30, 1998.

(4) Incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 1990.

(5) Incorporated by reference to the Company's Report on Form 10-K for the year ended December 31, 1992.

(6) Incorporated by reference to the Company's Report on Form 10-KSB for the year ended December 31, 1993.

(7) Incorporated by reference to the Company's Report on Form 10-KSB for the year ended December 31, 1994.

(8) Incorporated by reference to the Company's Report on Form 10-KSB for the year ended December 31, 1995.

(9) Incorporated by reference to the Company's Report on Form 10-KSB for the year ended December 31, 1996.

(10) Incorporated by reference to the Company's Report on Form 10-KSB for the year ended December 31, 1997.

(11) Incorporated by reference to the Company's Report on Form 10-QSB for the period ended June 30, 1998.

                                     III-3

                                  Signatures


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                              AMDL, INC.,
                              a Delaware corporation



Date:  October 12, 1999         By: /s/ Gary L. Dreher
                                 ---------------------------------------------
                                 Gary L. Dreher, President and Chief Executive Officer

                                     III-4